08002294

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Saft

*CURRENT ADDRESS

**FORMER NAME

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MAY 1 2 2008

THOMSON REUTERS

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FILE NO. 82- 34897 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/5/08

saft

AR/S
12-31-07

SAFT GROUPE SA

ANNUAL FINANCIAL REPORT 2007

(EXTRACT)

Contents

I – MANAGEMENT REPORT

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

This management report has been approved by the Management Board, reviewed by the Audit Committee and approved by the Supervisory Board of Saft.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

This management report sets out the business performance achieved in 2007 by Saft Groupe SA (hereafter referred to as "the Company") and its consolidated subsidiaries (which together with the Company are hereafter referred to as "the Group", "Saft", or "the Saft Group"). It also includes employee and environmental data, and provides details on the composition of the Management Board and Supervisory Board.

1. Main events

On March 11, 2008, the Management Board and Supervisory Board approved and authorised publication of the 2007 certified Consolidated Financial statements of Saft Groupe SA. The highlights of these results are as follows:

- Full year 2007 sales of €600.5m :
    - Up to 10.7% compared with FY 06 at constant exchange rates (+7.2% at actual exchange rates);
    - Above guidance despite average exchange rates of €1=$1.37 for full year (2006 average rate: €1=$1.26);

- Achieved EBITDA and EBIT guidance, despite headwinds from nickel and currency:
    - EBITDA was €96.1m in 2007, compared with a guidance range of €96m to €98m (at €1=$1.33), and compared with €99.3m in 2006;
    - EBIT was €68.4m in 2007, compared with a guidance range of €68m to €70m (at €1=$1.33), and compared with €73.5m in 2006;

- Net income was €26.9m in 2007, compared with €37.9m in 2006 (excluding non-recurring gain on creation of JC-S), essentially due to non-cash mark-to-market currency losses on bank debt;
- Earnings Per Share was €1.46 in 2007, compared with €2.05 in 2006 (excluding non-recurring gain on creation of JC-S);
- Net debt at December 31, 2007 reduced slightly to €297.8m, from €300.6m at December 31, 2006;
- A dividend to €0.68 per share will be proposed to the Annual General Meeting (unchanged from prior year).

2. 2007 consolidated results

€ m	**Year ended 31 December**			**Y/e 31 Dec**
	2007 As reported	**2006 Excluding non-recurring**	**% growth**	**2006 As reported**
Sales	600.5	560.2	7.2%	560.2
Gross profit	156.7	164.5	(4.7%)	164.5
Gross profit %	*26.1%*	*29.4%*		*29.4%*
EBITDA	96.1	99.3	(3.2%)	99.3
EBITDA %	*16.0%*	*17.7%*		*17.7%*
EBIT	68.4	73.5	(6.9%)	73.5
EBIT %	*11.4%*	*13.1%*		*13.1%*
Profit before income tax*	38.2	53.9	(29.1%)	68.8
Net income**	26.9	37.9	(29.0%)	46.9
EPS (€ per share)	1.46	2.05	(28.8%)	2.54

Notes:

- There have been no changes of perimeter during 2007.
- EBIT is defined as operating profit, before restructuring costs and other income and expenses.
- EBITDA is defined as operating profit, before depreciation, amortisation, restructuring costs and other income and expenses.
- Finance costs include a €6.2m forex loss in 2007, compared with a €4.0m forex gain in 2006 (both principally non-cash mark-to-market exchange movements on bank debt).

* Includes non-recurring gain on creation of JC-S in 2006 of €14.9m.
** Includes non-recurring gain on creation of JC-S in 2006 of €14.9m (less tax of €5.9m).

Results by product line

Product line	Year ended 31 December 2007				Year ended 31 December 2006		
	Sales €m	Sales growth %	EBITDA €m	EBITDA margin %	Sales €m	EBITDA €m	EBITDA margin %
IBG	282.4	21.7%	45.0	15.9%	238.7	53.0	22.2%
SBG	234.7	1.5%	51.6	22.0%	240.5	55.9	23.2%
RBS	83.4	5.2%	2.8	3.4%	81.0	(5.7)	(7.0)%
Other	0.0		(3.3)		0.0	(3.9)	
Total	**600.5**	**10.7%**	**96.1**	**16.0%**	**560.2**	**99.3**	**17.7%**

All at actual exchange rates, except sales growth % which is at constant rates.

The "Other" cost centre includes central functions such as IT, research and central management, finance and administration.

Industrial Battery Group

- IBG's sales growth was exceptional being 21.7% at constant exchange rates. This sales growth increased steadily throughout 2007 as the nickel-related price increases took effect, such that the nickel cost is now being fully recovered. The sales growth included volume growth of 15%, of which approximately half was due to additional business with AT&T, albeit at lower margins.
- The fall in EBITDA margin % was due to:
    - Increased nickel costs, partially offset by steadily increasing pricing;
    - No margin is made on the pass-through of increased nickel costs;
    - Increased cost of cadmium in H2;
    - Currency, as IBG has more sales in US$ than costs.

Speciality Battery Group

- SBG sales increased by 1.5% at constant exchange rates. Despite strong growth in Civil Lithium and Satellites, SBG has suffered from:
    - A continued fall in military sales, particularly to the US Army, which was still over-stocked and had therefore allowed the largest of Saft's contracts to expire, and which is only now being re-bid in Q1 2008;
    - The effect of a small fire at Poitiers, which disrupted sales and production in the last 4 months of 2007, although everything is now back to normal.
- The fall in EBITDA margin was largely due to currency, due to:
    - SBG having more sales in US$ than costs;
    - The Israeli Shekel strengthening by approximately 10% against the US$ over 2007. SBG has a factory in Israel, which sells in US$, but has labour and structure costs in Shekels.

Rechargeable Battery Systems

- RBS sales increased by 5.2% at constant exchange rates. Saft estimates that approximately 16% of this sales increase was due to pricing, offset by approximately 11% of volume losses.
- The significant improvement in EBITDA margin was due to:
  - Pricing, with the higher nickel costs being fully recovered through a nickel surcharge (which was introduced but not fully effective in 2006);
  - 2007 benefiting from restructuring undertaken in 2006, whereas 2006 suffered from labour inefficiency during implementation of the social plan;
  - The inclusion in 2006 results of c. €3m of one-off costs due to a product failure and subsequent recall, including a full provision for the recall.

Raw material costs

In 2007, the LME cash nickel price per tonne averaged $37.2k, with a peak of over $54k in May, and an average of approximately $30k in H2.

Saft's average nickel cost over the year was slightly below $40k per tonne, as the Group did not fully benefit from the H2 price fall, having taken out derivative contracts to cover a proportion of H2 purchases with a cap of $35k per tonne, as previously advised.

RBS was able to recover the full incremental nickel cost in 2007 due to the surcharge mechanism. However, IBG was unable to recover the full incremental cost until Q4 2007 as the price increases made did not apply to the existing order backlog.

In order to protect the profitability of the majority of IBG's order backlog, Saft has entered into a number of derivative contracts to ensure that IBG's purchase price cannot exceed $35k per tonne on approximately 60% of its nickel purchases for the first half of 2008, ans a smaller proportion of the needs for July and August.

Where possible, Saft will continue to follow the strategy of buying forward a proportion of IBG's needs, at costs in line with the pricing inherent in IBG's order backlog. RBS will continue to apply the nickel surcharge.

Johnson Controls – Saft ("JC-S")

In January 2006, Johnson Controls and Saft created Johnson Controls – Saft Advanced Power Solutions LLC ("JC-S"), a joint venture with the objective of becoming the leading Western supplier of batteries for Hybrid and Electric vehicles ("HEVs"). Saft's proven expertise in high-performance, advanced battery technologies complements the strengths of Johnson Controls in high-volume production capabilities and outstanding knowledge of the global car industry. Saft contributed know-how, technology licences and contracts for a 49% stake. Johnson Controls contributed know-how, technology licences, contracts and $40m of cash and assets for a 51% stake.

This joint venture has had the following impact on Saft's 2006 and 2007 results:

- The creation of the joint venture resulted in Saft recording a non-recurring profit of €14.9m in 2006. This represented Saft's portion of the gain on assets contributed to the joint venture that is attributable to the interests of the other partner. This was recorded in "Other operating income and expenses", below EBITDA.
- In 2006, Saft also provided a €5.9m deferred tax liability against this gain, resulting in a net €9.0m increase in net income.
- Within "Share of profit / (loss) of associates", Saft has reported its 49% share of the losses of JC-S of €8.2m in 2007 (compared with €4.4m in 2006).
- Saft has also recorded a deferred tax asset against these losses of €3.2m in 2007 (compared with €1.7m in 2006).

In January 2008, JC-S announced 3 further contract wins:

- A production contract for Chery Automobile, a major Chinese auto manufacturer, which has chosen nickel metal hydride batteries for its A5 ISG hybrid saloon. The cells for these batteries will be manufactured at Saft's RBS Nersac plant in France.
- A development contract for SAIC in China to supply lithium-ion batteries for a demonstration fleet of new energy vehicles.
- A production contract for Li-ion batteries for a hybrid vehicle for an as yet un-named European car manufacturer.

The new JC-S production line at Saft's RBS site in Nersac, France was officially opened on January 31, 2008, in the presence of 7 major car manufacturers. This is the production line which will be used to manufacture the batteries for the Mercedes S-Class Hybrid 400, and for the third new contract listed in the paragraph above.

In the light of these successes and other opportunities, the partners have agreed to increase the joint venture's budgeted capital expenditure and operating costs, and Saft contributed 49% of a $15m cash call in H2 2007. The joint venture anticipates that it will make further cash calls totalling approximately $40m in 2008. At the time of each cash call, Saft will review the joint venture's progress and prospects. However, Saft considers that JC-S is very well-positioned for future success, and if progress continues as expected, Saft anticipates remaining a 49% partner in the joint venture.

Changes of perimeter in 2007

There have been no changes of perimeter in 2007.

Basis of preparation for the Consolidated Financial Statements

This consolidated financial information for the year ended December 31, 2007 has been prepared in accordance with IAS 34, "Consolidated financial reporting". The consolidated financial report should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2006 prepared in accordance with the International Financial Reporting Standards (IFRS) as approved by the European Union.

Reminder : for the year ended December 31, 2007, the Group has decided to change the classification of the gains or losses on forward contracts for purchases and sales of commodities, where the hedging contracts do not satisfy the IAS 39 criteria for hedge accounting. The results of these operations previously presented within "Fair value remeasurement of financial instruments", within "Finance costs" are henceforth presented in "Other operating income and expenses". The impact of this change at June 30, 2006 was a loss of €2.1 million.

New IFRS standards and IFRIC interpretations as adopted by the EU for periods beginning from January 1, 2007 have been applied by the Company and have not led to any significant changes in measurement and presentation.

The Company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2007.

3. 2008 Outlook

Sales

Saft estimates organic sales growth of c. 4% to 6%, at constant exchange rates (€1=$1.37). However, this would become to c. 1.5% to 3.5% at €1=$1.45.

This assumes the following:

- Volume growth for the IBG and SBG divisions in line with the medium term outlook of 4-5%;
- Additional sales growth in IBG due to the full year effect of the nickel-related price increases already applied on January 1 and April 1, 2007. These price increases only applied to new orders, and were therefore subject to a time lag of c. 6 months;
- A small fall in sales for RBS due to:
    - A lower nickel surcharge, based on lower nickel costs;
    - The Emergency Lighting market remaining challenging, in the context of a slowdown in the construction industry.

EBITDA

Saft estimates that its EBITDA margin % will increase from 16% in 2007 to between 17% and 18% in 2008, due to:

- Full recovery of nickel cost increases;
- A proposed change in accounting policy for 2008. In future, Saft will account for the Research Tax Credit as a reduction in R&D expenses (above EBITDA) whereas previously it was shown below EBITDA in "Other Operating Income / Expense" (€1.9m in 2007). This follows the French Government's decision to increase the Research Tax Credit from 10% of eligible expenditure in 2007 to 30% in 2008.

This estimate assumes:

- Nickel costs average less than $35k per tonne over 2008;
- An exchange rate of €1=$1.45 in 2008 (v €1=$1.37 in 2007).

Net income

Saft is not giving detailed guidance on Net Income for 2008 due to the volatility caused by mark-to-market exchange movements on bank debt. However, Saft expects:

- A small increase in depreciation;
- A decrease in the bank interest component of finance costs, due to lower interest rates;
- An increase in Saft's share of the losses of JC-S;
- A future effective tax rate of 30%, in line with 2007 actual, and a reduction from previous guidance of 33%, due to various tax planning initiatives.

John Searle, Chairman of the Management Board, concluded: *"Saft has returned to strong sales growth in 2007, and I expect growth to continue in 2008 (at constant exchange rates). At this stage, I do not expect a deteriorating economic climate to have a significant effect on 2008 sales due to the relatively defensive nature of our end-markets. In IBG and SBG, these are either protected by a strong recurring replacement component, or are linked to military or infrastructure projects, often in emerging markets. The one exception in Saft may be the Emergency Lighting segment of the RBS business, although this accounts for less than 8% of group sales. I am also confident that profitability will improve in 2008, assuming full recovery of nickel costs."*

Financial calendar 2008

2008 Q1 turnover	6 May 2008
2008 Q2 turnover 2008 Half year turnover	24 July 2008
2008 Half year earnings	28 August 2008
2008 Q3 turnover	6 November 2008

4. Post balance sheet events

No event has occurred since the balance sheet date which is likely to have a material effect on the financial position of the Group.

5. Risk management

a) Environmental Risks

As part of its battery manufacturing activities, the Group uses significant amounts of hazardous materials, including nickel, cobalt, cadmium, lithium, and small amounts of mercury in defence applications in elementary or compounded chemical forms. As a result, the Group is required to comply with constantly evolving rules and regulations relating to the environment and health and safety, both at local and international levels.

Compliance with these legal requirements is embedded in the Group's core objectives, and the management systems that ensure the compliance of the different manufacturing sites with these requirements are progressively being documented and certified under the international ISO 14000 standard.

In addition, Saft Finance Sarl, a direct subsidiary of the Saft Groupe SA, has received certain contractual warranties relating to environmental matters that notably cover, up to certain limits, the cost of restoring sites and land impacted by the Group's operations prior to 2004. These warranties are valid until 2014.

b) Regulatory Risks

A new battery directive was published in the Official Journal of the European Union on September 26, 2006 under reference 2006/66/EC, with a goal of ensuring that batteries are collected and recycled at the end of their life and with the aim of restricting the use of mercury in applications for most non-military batteries and cadmium for most non-industrial, non-professional batteries, starting September 2008 onwards.

Except for some very minor parts of Saft's portfolio, these marketing restrictions do not apply to the Group's products. This directive is therefore not expected to have a material impact on the Group's operations. Furthermore, since the mid 1980's, Saft has participated in the setting up and development of a network of collection and recycling partners in most major industrialised countries. This network, whose details can be found at www.saftbatteries.com, enables Saft to implement, with minimal adjustments, the take-back requirements that are placed on EU battery producers by this new directive.

In addition, on December 30, 2006, a new EU regulation entitled REACH (Registration, Evaluation, Authorisation of CHemical substances) was published in the Official Journal of the European Union. The aim of REACH is to improve the protection of human health and the environment through the better and earlier identification of the properties of chemical substances. The Regulation also calls for the progressive substitution of the most dangerous chemicals, labelled substances of very high concern (SVHCs) in REACH, when suitable alternatives have been identified. Some of the substances widely used in industrial batteries are classified as hazardous under the current regulatory scheme, and could be regarded as SVHCs by REACH.

Saft has assessed the impact of REACH on its current sourcing and manufacturing activities, and is now taking the appropriate steps to comply with the goals and obligations of this Regulation as they progressively enter into force.

c) Commodity risks

Fluctuations in the prices of metals used by Saft in the production of batteries can have a material impact on the Group's profitability. Some metals used by Saft in the production of batteries, in particular nickel and cobalt, are traded on the international commodity markets. Others, such as lithium, are not traded on the international commodity markets, and prices are therefore negotiated directly with suppliers, and cadmium is fixed by the published price in the London Metal Bulletin. The costs of these raw materials are a function of supply and demand and are therefore beyond the Group's control.

Raw material costs have increased significantly in 2006 and 2007. This has affected, and may continue to affect, the Group's operating results, and makes period-to-period comparisons extremely difficult. The Group cannot ensure that it will be able to acquire raw materials at a reasonable cost, or to pass on to its customers the increased cost in the event of an increase in world commodity prices.

However, from late 2006 and throughout 2007, the Group has been successful in passing on to its customers the increase in nickel costs, albeit with a time-lag. In the RBS division, this has been through a nickel surcharge. In the IBG division, this has been through price increases.

Saft manages its exposure to commodity prices centrally, under policies approved by the Management Board. This can include hedging a portion of its projected nickel and cobalt requirements using either forward purchase contracts, or derivatives, generally denominated in dollars.

Gains and losses arising on these hedging contracts are recognised in cost of sales for the division whose future needs are covered by the hedge when these contracts satisfy the criteria for hedge accounting under IAS 39. If these contracts do not satisfy the criteria for hedge accounting, then the gains or losses resulting from marking these contracts to market and the realised gains or losses, are recorded in "Other operating income and expenses".

Saft's current hedging policy for nickel is as follows:

- For IBG, derivatives are contracted to ensure that the nickel cost cannot exceed the pricing inherent in approximately 50-70% of the division's order backlog.
- For RBS, no hedging is being undertaken, as the nickel surcharge is being applied.

In addition, nickel powder, which Saft uses in the production of its Ni-Cd batteries, is only available from a single supplier. Whilst Saft has had a good relationship with this supplier in the past, there can be no assurance that the Group will continue to be able to procure nickel powder from this supplier on reasonable terms.

d) Country risks

A significant proportion of the Group's sales are generated in or sold to countries outside Europe and the United States that are exposed to specific risks. Saft cannot guarantee that the occurrence of certain geopolitical events within these countries would not have a material impact on its business there, including, but not only, political instability, inflation, natural disasters and civil strife.

e) Financial market and financing risks

Management of exposure to interest rate risk

See note 3 to the 2007 Certified Consolidated Financial Statements.

Management of exposure to currency risk

See note 3 to the 2007 Certified Consolidated Financial Statements.

Credit risk

See note 3 to the 2007 Certified Consolidated Financial Statements.

f) Equity risks

The Group operates a liquidity contract in order to improve the liquidity of Saft Groupe SA shares, and is therefore exposed to the risk of fluctuations in the price of its own shares. The amount related to this contract is capped at €1.7 million.

g) Liquidity risks

See note 3 to the 2007 Certified Consolidated Financial Statements.

The loan agreements entered into by the Group's entities at the time of the Company's IPO contain financial covenants, and failure to comply with any one of these could lead to the lenders demanding early repayment of the related loans. Unforeseen events beyond the Group's control could prevent the companies concerned from respecting certain of these covenants. However, the Group's entities generate – and Saft estimates that they will continue to generate – sufficient cash flows to comply with their contractual obligations under the loan agreements in force.

h) Insurance

The Group's policy is to obtain external insurance coverage for risks relating to the manufacture and sale of its batteries and to insure these risks at reasonable rates. In order to optimise the coverage of all its companies, Saft uses the services of the French subsidiary of the insurance broker, Marsh, which negotiates insurance policies on Saft's behalf. The majority of the Group's insurance policies, whose deductibles are relatively low, contain a coverage limit that is applicable either per claim, or per year and per claim. A number of standard exclusions are written into the policies.

The Group is insured against third-party liability through XL Insurance Company Ltd. This insurance policy covers the Group worldwide for all financial consequences resulting from liability claims arising as a result of bodily injury, property damage, and/or pecuniary and non-pecuniary loss suffered by a third party due to the Group's operations. The maximum coverage is set at €60 million per year and per claim, with further caps of (i) €15 million for non-consequential losses, accidental pollution and negligence resulting in occupational illnesses, and (ii) €5 million for consigned assets.

The Group's various sites are insured against property damage and any ensuing business interruption losses under an insurance policy taken out with XL Insurance Company Ltd. Certain assets and types of claim, which vary depending on the region in which the loss occurs, are excluded from this policy's scope of application. Maximum coverage is set at €150 million per claim, with further caps depending on the nature of (i) the claim (capped at €50 million for natural disasters, excluding earthquakes, hurricanes, floods and storms, which are limited to €15 million), and (ii) the type of asset insured (capped at €15 million for new acquisitions, third-party claims, and miscellaneous expenses and damages). This coverage is designed to avoid any significant financial losses and ensure continuation of operations in the event of an incident.

The Group has taken out insurance with Allianz Marine & Aviation and AXA Corporate Solutions Assurance SA covering it against all risks related to the transport of its production goods and equipment, finished and semi-finished products, and raw materials. The maximum coverage is set at €5 million per claim. This policy includes a deductible and standard exclusions, but does not contain any further caps for specific types of claims.

The Group has also taken out a specific policy with lead insurer Allianz Marine & Aviation, covering it against liability risks incurred in connection with its manufacture of aeronautical products (excluding products for the space industry). This policy, which contains specified exclusions, covers the Group against risks incurred in connection with its activities as a supplier to the aviation industry. The maximum coverage is €300 million per claim, with a further cap of US$125 million for aborted flights.

The Group has a separate policy with lead insurer Allianz Marine & Aviation, covering it against liability risks relating to its manufacture of products for the space industry. The maximum per-claim coverage under this policy is €20 million for products delivered after March 1, 2005 and €10 million for products delivered prior to that date.

The Group is also insured against the risk of financial losses resulting from fraudulent acts committed by third parties or agents to the detriment of the Group or a customer. This policy is held with AIG Europe and the maximum coverage per claim is set at €10 million.

Lastly, the Group has taken out environmental insurance with AIG Europe, covering it against environmental risks – subject to certain conditions – related to the Group's manufacturing facilities located outside the United States. The maximum coverage is €15 million per year and per claim. Environmental risks incurred by manufacturing facilities in the United States are covered by an insurance policy taken out with AIG Environmental, Inc., capped at US$10 million.

The policies covering the Group's third-party liability and environmental risks exclude coverage of contractual warranties granted which give rise to commitments exceeding the Group's legal obligations.

i) Technology risks

The Saft Group is not dependent upon any in-house or third party patent or licence, the loss of which could have a significant impact on its activity or profitability.

j) Tax risks

The Group is subject to regular tax audits performed by the local tax authorities of the countries in which it operates.

k) Claims and litigation

To the best of the Company's knowledge, no exceptional events, claims or litigation are in progress or pending that would be likely to have a material impact on the business, results of operations, financial situation, or assets of the Company or the Group.

The Company was informed on April 20, 2006 that the Autorité des Marchés Financiers (AMF) initiated an investigation on March 3, 2006 concerning the market for Saft shares from June 29, 2005. The Company has not received any more information from the AMF regarding this matter.

6. Research and Development

The R&D efforts have been noticeably increased in 2007 with the recruitment of more than 30 engineers and technicians equally distributed between France and USA, mainly for the development of new products. The sectors which have benefited from increased technical activity include:

- transportation (including the automotive industry in cooperation with the joint venture Johnson Controls-Saft), military applications and telecoms.

The R&D function currently employs 335 people, of which approximately 50 are devoted to applied research. The gross R&D expenses, including grants and developments financed by customers exceeded 5% of Group turnover.

7. Activity of subsidiaries in 2007

Company name	Country	Activity	External Turnover 2007 (k€)
Saft Groupe SA	France	Holding company	-
Saft Australia Pty Ltd	Australia	Holding company	-
Saft Batteries Pty Ltd	Australia	Assembly and commercial	7 539
Saft Zhuhai (Ftz) Batteries Co, Ltd	China	Manufacturing and commercial	3 824
Saft Nife ME Ltd	Cyprus	Commercial	5 338
Saft Ferak AS	Czech Republic	Manufacturing and commercial	12 373
Saft UK Ltd	England	Manufacturing and commercial	14 499
Saft S.A.	France	Manufacturing and commercial	220 732
Saft Acquisition S.A.S.	France	Holding company	-
ASB (50%)	France	Manufacture of thermal batteries	-
Johnson Controls-Saft Advanced Power Solutions SAS (49%)	France	Manufacturing and commercial	-
Friemann & Wolf Batterietechnik GmbH (Friwo)	Germany	Manufacturing and commercial	3 824
Saft Batterien GmbH	Germany	Commercial	2 443
SGH GmbH	Germany	Holding company	227
Tadiran Batteries GmbH	Germany	Manufacturing and commercial	20 155
Saft Hong Kong Ltd	Hong Kong	Holding company and commercial	6 380
Tadiran Batteries Ltd	Israel	Manufacturing and commercial	11 491
Saft Batterie Italia Srl	Italy	Commercial	1 159
Amco-Saft India Ltd (51%)	India	Manufacturing and commercial	3 596
Saft Finance Sarl	Luxembourg	Holding company	480
Saft Batterijen BV	Netherlands	Commercial	311
Saft AS Norway	Norway	Commercial	1 199
MSB (50%)	Scotland	Manufacture of thermal batteries	-
Saft Batteries Pte Ltd	Singapore	Commercial	6 234
Saft Baterias SL	Spain	Commercial	10 444
Alcad AB	Sweden	Commercial	22 079
Fast Jung KB	Sweden	Properties ownership	-
Saft AB	Sweden	Manufacturing and commercial	43 893
Saft Sweden AB	Sweden	Holding company	-
Eternacell, Inc.	United States	Dormant	-
Florida Substrate Inc. (=Saft PPF)	United States	Manufacture of nickel-plated strips	1 653
Saft America Inc.	United States	Manufacturing and commercial	171 461
Saft Federal Systems Inc. (=Tadiran)	United States	Commercial	29 192
Saft JV Holding Co	United States	Holding company	-
ATB (50%)	United States	Manufacture of thermal batteries	-
Johnson Controls-Saft Advanced Power Solutions LLC (49%)	United States	Holding company	-
TOTAL			**600 529**

External turnover is that consolidated in the Group's turnover, and therefore excludes the turnover of companies consolidated under the equity method.

8. Results of the parent company, Saft Groupe SA

Saft Groupe SA is a financial holding company. It owns 100% of the shares of Saft Finance Sarl which owns, directly or indirectly, the different subsidiaries of the Saft Group.

Revenues in 2007, amounting to €6.4 million, correspond to the invoicing for 2007 in respect of the "Management Service Agreement" signed between Saft Groupe SA and the subsidiaries of Saft Group.

The Company's operating expenses of €4.9 million comprise fees and the costs of the "Service Agreement" signed between Saft SA and Saft Groupe SA for €3.6 million. The Company reported an operating profit of €1.5 million.

Net financial expenses amounted to €709 thousand. An exceptional gain of €288 thousand represents gains and losses on treasury shares.

Total assets amount to €220.1 million. Assets mainly comprise shares in Saft Finance Sarl for an amount of €215.8 million, as well as treasury shares of €1.0 million, receivables of €1.4 million and cash of €2.8 million.

Liabilities and equity comprise shareholders' equity of €197.6 million, inter-company loans of €21.4 million and accounts payable of €1.1 million.

9. Share capital of Saft Groupe SA

The social capital of the parent company Saft Groupe SA at December 31, 2007 was 18,514,086 euros.

10. Shareholding of Saft Groupe SA

The following information was available on Saft's shareholder structure at December 31, 2007:

- Management and employees	3.9%
- Free Float	96.1%

Shareholders who had declared a shareholding in excess of 5% at December 31, 2007 were:

- Schroders	19.24%
- Fortis Investment Management France	5.16%
- Oppenheimer Funds Inc	5.01%
- Bestinver	5.00%

At December 31, 2007, the Group's management and employees held 719,514 Saft shares, of which 21,431 shares were held by the "Fonds Commun d'Entreprise SAFT ENERGY" (0.12% of the capital).

11. Appropriation of results of Saft Groupe SA

The net profit of the parent company, Saft Groupe SA, for the period is €1,084,488.35. It is proposed to add this gain to retained earnings:

Retained earnings at 01/01/07	€1,039,958.29
Profit for 2007	€1,084,488.35
Retained earnings after appropriation of the result	**€2,124,446.64**

It will be proposed to the Annual General Meeting that a dividend of €0.68 per share will be taken from the share premium account.

The amount paid will be a function of the effective number of ordinary shares in circulation (excluding treasury shares held) at the date of the shareholders' resolution.

The share premium before this distribution is €176,976,709.96.

12. Five-year financial summary

Description (amounts in €)	**31/12/03**	**31/12/04**	**31/12/05**	**31/12/06**	**31/12/07**
Share capital at period end					
a) Share capital	-	-	18,514,086	18,514,086	18,514,086
b) Number of ordinary shares in issue	-	-	18,514,086	18,514,086	18,514,086
c) Number of bonds convertible into shares	-	-	-	-	-
Operations and results of the period					
a) Revenues (excluding VAT)	-	-	1,543,717	6,156,200	6,359,932
b) Income before tax, employee profit sharing, depreciation, amortisation and provisions	-	-	(6,090,768)	1,039,958	1,084,488
c) Income tax expense	-	-	-	-	-
d) Income after tax, employee profit sharing, depreciation, amortisation and provisions	-	-	(6,090,768)	1,039,958	1,084,488
e) Earnings distributed	-	-	12,012,048	12,566,915	ND
Earnings per share					
a) Income after tax, employee profit sharing but before depreciation, amortisation and provisions	-	-	(0.33)	0.06	0.06
b) Income after tax, employee profit sharing, depreciation, amortisation and provisions	-	-	(0.33)	0.06	0.06
c) Dividend per share	-	-	0.65	0.68	ND
Employees					
a) Average employee headcount	-	-	-	-	-
b) Salary expenses in the period	-	-	-	-	-
c) Amounts paid in respect of employee social security benefits in the period	-	-	-	-	-

13. Stock option plans

Description of existing plans

a) Option Plans

In July 2005, following the initial public offering, the Group put in place a stock option plan for certain employees. This plan will be settled in shares (settlement in equity instruments within the meaning of IFRS 2). The Management Board made two grants under this plan in 2005, and one in 2006.

The main features of these option plans are as follows:

Date of grant	**29/06/2005**	**28/09/2005**	**27/11/2006**
Number of options granted	421,900	34,500	400,000
Exercise price	€26.00	€30.50	€26.00
Vesting period	4 years	4 years	4 years
Exercise period	10 years	10 years	10 years

No stock options plan was opened in 2007.

b) Share issue reserved for employees

In the context of its Initial Public Offering, the Group offered shares to its employees at a discount of 20% compared with the IPO price. Shares subscribed for by French employees are blocked for 5 years (except in certain cases under French law under which they can be sold) in an employee savings plan.

The main characteristics and the outcome of this offer were as follows:

	29/06/2005
Number of shares subscribed	56,856
Subscription price	€20.80

c) Changes in the number of options

	Number of options	Average exercise price
Options outstanding at 01/01/05	-	-
Options granted	456,400	€26.30
Options cancelled	(14,000)	€26.00
Options exercised	-	-
Options outstanding at 31/12/05	442,400	€26.40
Of which options exercisable	-	-
Options granted	400,000	€26.00
Options cancelled	(23,500)	€26.00
Options exercised	-	-
Options outstanding at 31/12/06	818,900	€26.19
Of which options exercisable	-	-
Options granted	-	-
Options cancelled	(42,000)	€26.32
Options exercised	-	-
Options outstanding at 31/12/07	776,900	€26.18
Of which options exercisable	-	-

Options outstanding at December 31, 2007 are broken down as follows:

Date of grant	Number of options	Exercise price	Remaining period until expiry
29/06/2005	352,900	€26.00	7.5 years
28/09/2005	31,500	€30.50	7.7 years
27/11/2006	392,500	€26.00	8.9 years

d) Fair value of instruments granted

The fair values of stock-options are determined by an independent valuer using a binomial model. The assumptions used to determine the fair value of the options are as follows:

Date of grant	29/06/2005	28/09/2005	27/11/2006
Price at date of grant	€26.00	€31.00	€23.26
Exercise price	€26.00	€30.50	€26.00
Expected term	10 years	10 years	7 years
Expected volatility	40%	40%	40%
Risk free rate	3.20%	3.20%	3.73%
Rate of dividend distribution	3.00%	3.00%	2.90%
Fair value	€10.40	€12.53	€6.08

The expected volatility of the share price was determined on the basis of historical volatility for comparable groups.

The fair value of the shares granted in the context of the share issue reserved for employees was determined as the difference between the price at the date of the Initial Public Offering and the price at which the employees subscribed for shares, being €5.20 per share.

e) Impact on profit and loss of share-based payments

The share-based payment expense recognised in accordance with IFRS 2 is broken down as follows:

in € thousand	2007	2006	2005
Options granted on 29/06/2005	883	969	538
Options granted on 28/09/2005	108	108	28
Share issue reserved for employees	-	-	296
Options granted on 27/11/2006	493	47	-
Total	**1484**	**1124**	**862**

14. Buy back programme

The share repurchase programme initiated during the previous accounting period was pursued as follows:

Description of the share repurchase programme approved by the sixth resolution of the shareholders' Ordinary and Extraordinary General Meeting held on June 22, 2006, and reconducted by the fifth resolution of the shareholders' Ordinary and Extraordinary General Meeting held on June 6, 2007.

Programme established in conformity with the provisions of article L.451-3 of the French monetary and financial code and articles 241-1, and following the general regulations of the *Autorité des Marchés Financiers* (French financial markets regulatory authority).

Issuer: SAFT GROUPE SA.

Shares involved: Saft Groupe SA ordinary shares quoted in compartment B of the Eurolist market of Euronext Paris, ISIN code: FR 0010208165.

Authorisation: Ordinary and Extraordinary General Meeting held on June 6, 2007.

Maximum number of shares authorised for repurchase: 1,851,409 shares.

Maximum share capital percentage authorised for repurchase: 10%.

Maximum repurchase price per share: €40.40

Minimum resale price per share: €16.00

Objectives of the share repurchase programme:

- Market intervention, for the purpose of ensuring liquidity of the Company's shares, performed by an independent investment services provider on the basis of a contract for guaranteeing share liquidity consistent with the ethical code published by the *Autorité des Marchés Financiers*;
- Implementation of any share purchase option plan of the Company within the scope of articles L.225-177 and following of the French Commercial Code;

- Allocation of shares to employees and, if applicable, to Board Directors within the framework of the Company's obligatory profit-sharing plan, or of implementation of any Company savings plan, on the bases provided for by the applicable law and in particular, by articles L.443-1 and following of the French code of employment law;

- Purchase of shares to be retained for the purpose of use as a means of exchange or payment for subsequent acquisitions;

- Allocation of shares following the exercise of equity rights attached to securities of the Company;

- Cancellation of shares repurchased within the limits provided for by the applicable law.

Investment service-provider responsible for dealing in the company's shares:
EXANE BNP PARIBAS, 16 avenue Matignon, 75008 PARIS.

Resources allocated to the liquidity agreement: €1,008,937.44 and 34,953 Saft Groupe shares.

Duration of the share repurchase programme: until expiration of the authorisation provided by the Ordinary and Extraordinary General Meeting held on June 6, 2007, i.e. until December 6, 2008.

Declaration by the issuer of transactions in its shares during the accounting period:

- Number of treasury shares held at December 31, 2007: 34,953 shares, i.e. 0.19% of share capital.

- Carrying amount of those shares: €1,056,283.86.

- Market value of those shares: €1,083,543.00.

- Number of shares cancelled during the period: nil.

Purchases and sales transactions were entered into for the purpose of execution of the liquidity agreement. No use was made of derivatives. The Company had no commitment for the purchase or sale of shares at December 31, 2007.

15. Authorisations in force in relation to capital increases

Type of authorisation	Date of authorisation	Validity period	Ceiling	Date of utilisation	Amount
Authorisation granted to the Management Board to increase the Company's capital by issuing – with pre-emptive subscription rights for existing shareholders – shares and/or securities convertible, exchangeable, redeemable or otherwise exercisable for shares or for debt securities.	Ordinary and Extraordinary General Meeting of December 17, 2007 (3rd resolution)	26 months	€1 million (nominal amount)	-	-

16. Organisation and working of the Managtement and Supervision

Saft Groupe SA was incorporated on June 7, 2005 in the form of a «Société Anonyme à Directoire (Management Board) et Conseil de Surveillance» (Supervisory Board). This structure allows the separation between the fonctions and powers of management and control, and the control of this management. No member of the Supervisory Board may be a member of the Management Board.

Management functions are exercised by the Management Board and control functions by the Supervisory Board, which represents the shareholders. A "Règlement Intérieur" (Internal Rules) completes the by-laws and sets the working rules of the Supervisory Board and organises the relations with the Management Board. The working rules and the organisation of management and control are described below:

- The Management Board is appointed by the Supervisory Board which sets the number of the members.

- During the 2007 fiscal year, the Management Board was composed of five members. The members of the Management Board must be physical persons, who can be chosen outside of the shareholders. The Management Board is appointed for a two years term.

- The Supervisory Board appoints the President of the Management Board, who represents the Company vis-à-vis third parties.

- The Management Board has the broadest powers to act in all circumstances in the Company's name, for all matters falling within the scope of the Company's corporate purpose, except for those matters which, by law, may only be dealt with by the Supervisory Board or by shareholders in a General Meeting. Pursuant to the law, the Management Board must obtain the prior approval of the Supervisory Board for any proposed sale of real property or equity interests, or the granting of any security interests or any other form of guarantee, in accordance with the applicable regulations.

- The Management Board must also obtain the prior approval of the Supervisory Board before committing the Company to any investments or divestments that would change the scope of consolidation of the Company and its subsidiaries. The Supervisory Board's prior approval is also required for any investments relating to an external growth operation or any commitment representing over €30 million which does not fall within the scope of the Company's budget and does not correspond to a routine operating transaction. In addition, the Management Board must obtain prior approval from the Supervisory Board in order to issue bonds and to use any authorisation granted by shareholders in a General Meeting, including for the issuance of shares or any other securities carrying immediate or deferred rights to the Company's capital.

- The Supervisory Board was composed of seven members until April 10, 2007, and then four since such date. Each member of the Supervisory Board must hold a miminum of one hundred shares in the registered form throughout his term of office. The Supervisory Board appoints from among his members a Chairman and a Vice-Chairman. The Supervisory Board is assisted by two permanent Committees, an Audit Committee and a Remuneration Committee, whose competences and working rules are described in the Supervisory Board's Internal Rules.

The Supervisory Board, its Audit Committee and its Remuneration Committee have met in 2007 on the following dates:

- Supervisory Board: January 11, February 13, March 13, May 14, July 24, August 29, November 7, December 11 and 18.

- Audit Committee: February 13, March 13, May 14, July 24, August 29, November 7.

- Remuneration Committee: February 13, March 17, May 14, July 13, December 11 and 18.

17. Company Directors of Saft Groupe SA

a) Management Board members

Name	Date appointed	Date of renewal	End of mandate date	Other activities and main other mandates
John Searle President	23 March 2005	14 May 2007	14 May 2009	Chairman and CEO of Saft SA, Managing Director of Saft Finance Sàrl, Managing Director of Saft America Inc, Chairman of Saft Ltd, Chairman of Tadiran Batteries Ltd, Chief Executive Officer of Aérospatiale Batteries, Managing Director of MSB, Director of Johnson Controls-Saft Advanced Power Solutions LLC.
Elizabeth Ledger	22 April 2005	14 May 2007	14 May 2009	Director of Communications and Investor Relations.
Thomas J.Alcide	22 April 2005	14 May 2007	14 May 2009	General Manager SBG, President CEO of Saft America Inc, Saft Federal Systems Inc, Eternacell Inc, Florida Substrate Inc, Saft JV Holding Co, Saft Zhuhai (FTZ) Batteries Co Ltd.
Xavier Delacroix	11 January 2007	14 May 2007	14 May 2009	General Manager IBG, Director of Saft SA, Chairman of Supervisory Board of Saft Ferak AS, Director of AMCO-Saft India Ltd, Saft AB, and Saft Baterias SL.
Nicholas Smith	22 April 2005	14 May 2007	14 May 2009	Finance Director.
Bertrand Olivesi	23 March 2005	NA	Resigned 11 January 2007	Until 10 January 2007 : General Manager of IBG and RBS, Deputy Managing Director of Saft SA, President of Saft Acquisition SAS.

b) Members of the Supervisory Board

Name	Date appointed	End of mandate date	Office held	Other activities and main other mandates in 2007
Yann Duchesne Doughty Hanson & Co 45 Pall Mall London SWIY 5JG	12 May 2005	General Assembly approving the accounts for the year 2007	Chairman of the Supervisory Board	Senior Principal of Doughty Hanson & Co. Director of IPSOS, Balta Industries Group. Director of Tumi Inc., TV3 Television and Zobele. Member of the Supervisory Board of Laurent Perrier, Chairman of "KP1".
Jean-Marc Daillance Zodiac 2 rue Maurice Mallet 92137 Issy-les-Moulineaux	12 May 2005	General Assembly approving the accounts for the year 2007	Vice Chairman of the Supervisory Board since 10 April 2007	President of the Management Board of Zodiac Marine Holding. General Manager of the Marine Division and Member of the Executive Committee of the Zodiac Group
Bruno Angles Macquarie 41 avenue George V 75008 Paris	12 May 2005	General Assembly approving the accounts for the year 2007	Member of the Supervisory Board	Senior Vice President, Head of France, Macquarie European Intrastructure Funds. Director of MAF (Macquarie Autoroutes de France), Eiffarie, APRR, AREA. Chairman of the Supervisory Board of the Foundation of l'Ecole Nationale des Ponts-et-Chaussées.
Ghislain Lescuyer Areva T&D Tour Areva 1 Place de la Coupole 92084 Paris-la-Défense	12 May 2005	General Assembly approving the accounts for the year 2007	Member of the Supervisory Board	<u>From January to August 2007</u> : Vice Managing Director of Thomson <u>From August</u> : Executive Vice-President of AREVA (Business Unit Products)
Nigel Doughty	12 May 2005	Resigned 10 April 2007	Member of the Supervisory Board	Chief Executive Officer of Doughty Hanson & Co Ltd, Chairman of Tumi In and Umbro PLC. Director of Nottingham Forest Football Club Limited and non-Executive Officer of Bridges Community Ventures Limited.
Richard Hanson	12 May 2005	Resigned 10 April 2007	Member of the Supervisory Board	Director of Doughty Hanson & Co Ltd. Director of Impress Cooperatieve UA, Balta Industries NV, various 20:20 Group companies and TV3 Television Network Limited. Chairman of LM Glasfiber Holding A/S.
Steven Bone	23 March 2005	Resigned 10 April 2007	Vice Chairman of the Supervisory Board (until 10 April 2007)	Senior Principal of Doughty Hanson & Co Ltd. Director of various Hellerman Tyton et RV3 Television Network Group companies.

c) Fees allocated to members of the Supervisory Board

The Annual General Meeting on June 6, 2007, fixed the maximum global amount of attendance fees for 2007 at €200,000 to be allocated among the Supervisory Board members. On July 24 and December 11, 2007, the Supervisory Board decided to allocate attendance fees for 2007 as follows:

- Mr Yann Duchesne: €30,562.50
- Mr Bruno Angles: €30,375.00
- Mr Jean-Marc Daillance: €30,375.00
- Mr Ghislain Lescuyer: €30,375.00

The Supervisory Board members do not receive any additional remuneration other than that constituted by the attendance fees.

d) Other compensation

Compensation net of payroll taxes and benefits in kind paid to the corporate officers of Saft Groupe SA by the Company, as well as by companies controlled by Saft Groupe SA within the meaning of article L.233-16 of the French Commercial Code, and companies that control Saft Groupe SA within the meaning of said article, broke down as follows for 2007:

Management Board	Fixed portion	Variable portion	Benefits in kind
John Searle	€477,259	€67,170	€7,416
Nicholas Smith	€204,034	€26,994	€27,027
Bertrand Olivesi	€68,476	€28,227	€475
Elizabeth Ledger	€115,619	€13,759	€3,028
Thomas J. Alcide	€152,757	€18,650	€2,149
Xavier Delacroix	€133,268	€9,340	€41,016

The performance criteria for the variable compensation of corporate officers are based on the Saft Group's EBITDA, net income and operating cash flow.

The Chairman of the Management Board should be entitled to severance pay for termination of his contract of employment, provided that the related performance conditions of the Chairman, and those of Saft Group SA, have been achieved. Therefore, this severance pay will be due, provided both following criteria have been fulfilled:

- Payment at least one time on the last three years of at least 20% of the maximal annual bonus depending on the attainment of pre-agreed targets;
- EBIT of Saft Group SA positive on the whole duration of the mandates of the Chairman.

John Searle, Xavier Delacroix and Elizabeth Ledger benefit from a defined contribution supplementary pension scheme.

The Group bears all the costs for financing this scheme.

e) Senior managers' and employees' interests in Saft Groupe S.A.'s capital

The Management Board used the authorisation granted by the Extraordinary General Meetings of June 29, 2005 and June 22, 2006, to grant stock subscription options to members of the Group's senior management team as follows:

	Plan 1	Plan 2
Date of Shareholders' meeting	29 June 2005	22 June 2006
Date of Management Board meeting	29 June 2005 & 28 September 2005	27 November 2006
Number of shares under option	456,400	400,000
Of which options held by members of Saft Groupe SA's Management Board	68,000	53,000
Number of beneficiaries	104	110
Start date of exercise period	30 June 2009	28 November 2010
Exercise price (in €)	€26.00	€26.00

f) Stock options granted to and/or exercised by the Group's corporate officers during the year ended December 31, 2007

No stock subscription options were granted to corporate officers by Saft Groupe SA and other Group companies in 2007.

g) Stock options granted to and/or exercised by the ten employees who hold the largest number of options, during the year ended December 31, 2007

	Total options granted	Average weighted price
Stock options granted to and/or exercised by the ten highest paid employees (excl. corporate officers)	Options granted: 0 Options exercised: 0	NA
Stock options granted to the ten employees of Saft Groupe SA and any company it controls who hold the largest number of options.	0	NA
Stock options exercised by the ten employees of Saft Groupe SA and any company it controls who hold the largest number of options.	0	NA

h) Management participation in the Company's share capital and in companies that control the Company at 31/12/2007

	Number of shares	% of capital	Number of voting rights	% of voting rights
Yann Duchesne	100	NS	100	NS
Jean-Marc Daillance	100	NS	100	NS
Bruno Angles	100	NS	100	NS
Ghislain Lescuyer	100	NS	100	NS

	Number of shares	% of capital	% of voting rights
John Searle	228,452	1.23	1.23
Elizabeth Ledger	75,937	0.41	0.41
Thomas J. Alcide	66,420	0.36	0.36
Xavier Delacroix	22,781	0.12	0.12
Nicholas Smith	1,000	0.01	0.01

i) Disclosure statement of transactions in Saft's shares carried out by the Group's corporate officers in 2007

The related transactions in 2007 have been lodged with the AMF and can be checked at the following address: http://www.amf-france.org.

18. Description of indebtedness

On July 5, 2005, a syndicate of banks, led by Mizuho Corporate Bank Ltd and BNP Paribas provided new debt facilities for Saft Groupe SA and various Group companies (the "New Facilities"), comprising a fixed term, non renewable loan (the "New Term Loan Facility") composed of two tranches of €167 million and USD270 million respectively, and a revolving multi-currency credit facility (the "New Revolving Credit Facility") in a maximum amount of €30 million.

The New Term Loan Facility was granted for a period of five years (i.e. until July 5, 2010) and, except for early repayment, must be repaid as from the thirtieth month after the first draw down (i.e. January 5, 2008) and at six-month intervals thereafter in instalments of €4.5 million each with a final payment of €144.5 million, in the case of the euro-denominated tranche, and in instalments of USD7.0 million each with a final payment of USD235.0 million in the case of the dollar-denominated tranche. The New Revolving Credit Facility is available for 5 years, i.e. until July 5, 2010.

On November 30, 2006, the Group repaid early the instalments of €9 million and USD14 million due in 2008. The next contractual repayments are therefore not now due until January 2009. Bank debt at December 31, 2007 therefore comprises €158 million (Facility A) and USD256 million (Facility B).

The New Facilities bear interest at EURIBOR for draw-downs in euros and at US LIBOR for draw-downs in US dollars, plus a margin of between 0.45% and 1.10% per annum which will vary with the ratio of total net debt of the Group to the contractually defined EBITDA. Based on the Group's total net debt as at December 31, 2007, this margin has reduced from 0.725% at drawdown to 0.675%.

The contracts relating to the New Facilities include a number of standard market provisions for this type of contract. Therefore, disposals and acquisitions made by the borrowers are subject to certain standard conditions, and certain contractual limits restrict the ability of these companies to make aggregate additional borrowings in excess of €90 million above the amounts drawn on the New Facilities.

These contracts also contain clauses relative to a change of control of the Company (more than 50% of voting rights) which, if triggered, could require the prepayment or cancellation of the financing at the demand of the lenders.

The granting and continuation of the loans under these contracts is conditional upon meeting certain financial ratios:

- Maximum ratio of Total Net Debt to the contractually defined EBITDA of 3.50 (for each 12-month period ending each June 30 and December 31) ; and
- Minimum ratio of the contractually defined EBITDA to Total Net Interest Costs of 3.50 (for each 12-month period ending on each June 30 and December 31).

The Group has committed to providing the lenders with certain periodic information such as its audited consolidated annual financial statements within 120 days of the closing of each fiscal year, as well as its consolidated half year accounts within 120 days of the close of each six-month period.

The guarantees granted in connection with the New Facilities are limited to guarantees of certain companies of the Group as permitted by applicable law. The companies who initially provided securities or guarantees in connection with the refinancing are Saft Groupe SA, Saft Finance Sarl, Saft Ferak AS, Saft Acquisition SAS, Saft SA, Saft Sweden AB, Saft AB, Fast Jung KB, Alcad AB, Tadiran Batteries Ltd, Saft America Inc. and Saft Federal Systems Inc.

19. Environmental responsibility

a) Policy and organisation

The environmental impact of its activity has been a preoccupation of the Saft Group for many years. The Group has instituted a specific function responsible for monitoring and minimising the environmental impact of its products throughout their life cycle.

This environmental function comprises an Environmental Director as well as Environmental Managers or coordinators located at each manufacturing site. The managers are under the direct authority of the local plant directors who are responsible for implementing the Group's policy at the operating level. The function ensures compliance with environmental regulations and continuous improvement, as well as anticipating the future requirements for protection of the environment so that they can be translated into practical action plans on a timely basis.

b) Environmental performance indicators

The Saft Group has progressively developed a range of indicators to assess the impact of its activity on the natural environment. These indicators are consolidated and monitored for internal purposes but are also communicated to the local authorities responsible for issuing the operating permits under which our manufacturing sites generally operate.

Five such indicators have been developed:

(i) Water consumption

Total water consumption, whether for manufacturing or sanitary use, is monitored for all sites. Our water is either supplied by municipalities or companies or is taken directly from the water table.

The Group's water consumption is directly linked to levels of activity and is strongly correlated to product mix, since consumption per unit of production varies greatly according to the battery manufacturing technology employed. It is therefore difficult to make a simple appraisal of the evolution over time of quantities consumed. Reduction in consumption can be achieved by implementing more economical industrial processes or closed circuits (in particular for cooling systems).

(ii) Quality of water releases

The chemical substances with environmental impacts, present in waste water, have been identified and are monitored in terms of both concentration and quantity. Process water is treated by water treatment stations, either (most frequently) on site or by public waste water treatment plants subject to agreements providing for respect of minimum quality specifications.

Several techniques are available for reducing the quantities of matter present in waste water. Finished products' characteristics are however closely linked to the manufacturing processes which are responsible for generating the waste water, and it is not always possible to modify those processes without altering batteries' performance characteristics which must also comply with very precise specifications. More direct improvement is possible via the design and operation of water purifying stations.

(iii) Quality of air releases

In a similar way, the chemical substances with environmental impacts present in released air have been identified and are monitored in terms of both concentration and quantity. Air released into the atmosphere from production zones is generally filtered prior to evacuation.

Several techniques are also available for acting on this parameter, but as before, finished products' characteristics are closely linked to the manufacturing processes which generate atmospheric releases and it is not always possible to modify those processes without altering battery performance which must also comply with very precise specifications. More direct improvement is possible by reinforcing the performance of air capture and filtration systems.

(iv) Nature and quantity of waste production

All waste generated by our sites is identified, weighed and registered according to its destination. Our waste flows are thus precisely monitored, whether or not waste is classified as hazardous and whether or not it is recycled.

The quantities of waste generated may be reduced by improving control over manufacturing processes. However, the fact that our products are subject to constant evolution, and the fact that new products require new manufacturing processes, mean that during the corresponding initial manufacturing phases, non conforming batches are generated that have to be discarded as waste.

(v) Energy consumption

All energy consumption, whether of electricity (from whatever source), natural gas or steam, is metered. Consumption may be reduced by making industrial processes more efficient and also by improving the energy efficiency of buildings.

Miscellaneous

It should be noted that the Group's sites' CO_2 emissions are not high enough to require the Company to participate in any CO_2 quota system.

c) Environmental impact of the Group's (*) activities

	Units	2007	2006	2005	2004
Quality of water releases					
Quantity of Cd	t	0.037	0.034	0.035	0.042
Quantity of Ni	t	0.071	0.061	0.070	0.096
Quality of air releases					
Quantity of Cd	t	0.011	0.025	0.016	0.017
Quantity of Ni	t	0.067	0.160	0.177	0.117
Quantity of SO_2	t	0.107	0.107	0.090	NC
IPA	t	125	140	220	NC
Water consumption	**000t**	**739**	**789**	**825**	**851**
Local authority water	000t	484	661	667	701
Water table water	000t	255	128	158	150
Other waste	**t**	**7.871**	**7.583**	**6.660**	**7.229**
Hazardous	t	2.572	2.628	2.455	2.489
of which recycled	t	979	928	1.239	1.406
Non-hazardous	t	5.226	4.955	4.205	4.740
of which recycled	t	3.041	2.438	2.383	2.274
Energy consumption	**MWh**	**235.486**	**243.532**	**256.814**	**NC**
Electricity	MWh	130.207	129.863	134.895	NC
Gas	MWh	92.979	102.169	110.819	NC
Steam	MWh	12.300	11.500	11.100	NC

(*) Excluding ASB, MSB, ATB, ASIL India, Saft-Zhuhaï China

It should be noted that several indicators have been improved by investments and efforts deployed by the Group.

These results have chiefly been obtained as a result of numerous individual actions of small individual significance; however, we highlight the following major investments contributing to improvement of the designated environmental indicators:

1/ Improvement of air release quality:

- our plant in Sweden is back to normal operations after an incident in 2006;
- additional air filtration equipment has been added in our Bordeaux plant;
- our Nersac plant, whose activity has been lower than during the previous year, implemented new procedures to improve air release quality.

2/ Reduction in water consumption:

- our Bordeaux plant has implemented procedures and equipment to better control water consumption in the first step of the electrode fabrication process;
- in Poitiers, a close-loop water piping investment, made in 2006 to cool laser welding equipment, is generating large water savings.

3/ Reduction in energy consumption:

- faced with higher energy costs throughout most of the year, all plants have dedicated time and effort to find new ways to reduce energy consumption.

4/ Improved waste recycling:

- our Valdosta team had implemented a resin filtration system allowing for the recovery of valuable cobalt and yttrium production scrap.

d) Used battery recycling

The Group has progressively developed a policy of collecting and recycling used batteries, in particular Ni-Cd batteries. The policy originated with our Saft's Swedish Oskarshamn location, whose unit originally designed for recycling production scrap, progressively extended its activity, during the 1980s, to recycle used batteries from industrial customers concerned with environmental protection.

This policy was progressively extended to customers of other Northern European countries and then, during the 1990s, to the European Union as a whole and to North America. To this end, the Group identified companies capable of collecting used batteries from our customers, sorting and re-despatching them to qualified recyclers.

More recently, efforts have been devoted to identifying partners within the new member states of the European Union as well as in more distant countries, such as Taiwan, Australia and South Africa. During the coming years, efforts will be concentrated on less developed countries with less developed waste management infrastructures.

As a result of this policy and network of partners, the vast majority of customers are in a position to deliver their used batteries to a designated collection point from which they can be despatched, in compliance with the rules applicable to cross-border transport of waste, to a permitted recycler.

e) ISO 14001 Certification

The Group has a policy of certifying the environmental management systems at its industrial locations. The Group is proud to report the successful ISO 14001 certification of our Poitiers site for both its Lithium Battery Division and Space and Defence Division, as well as the certification of our Nersac site.

ISO 14001 certified locations

Saft Poitiers Space and Defence	2007
Saft Poitiers Lithium Battery Division	2007
Saft Nersac	2007
Friwo	2004
Saft Ferak	2003
Tadiran Israel	2000
Saft Oskarshamn	1999
Tadiran Germany	1999

ISO 14001 certification in progress

Saft Bordeaux	Q4-2008

f) Provisions for environmental risks

The Group has recognised environmental provisions of €12.2 million to cover a certain number of environmental risks, in particular for the future costs of collecting and recycling used batteries and, for certain site, remediation costs, the majority of which would only materialise in the event of site closure. The decrease over the prior year is due mainly to our ability to better estimate some future remediation costs, as well as the relative rise of the euro against the US dollar.

g) Environmental objectives assigned to our foreign subsidiaries

The Group does not distinguish between the efforts required of its French sites and those required from sites in other countries. The objective is to ensure that all Group locations are subject to the same expectations in respect of regulatory conformity, reduction in environmental impacts and sharing of best practices.

20. Employment data

Headcount

Saft has 3,978 employees worldwide. During 2007, the Group's employees increased by 1.6% in total and the Group recruited more than 340 permanent employees. The year 2006 was notably marked by a plan to preserve employment at the Nersac site in France, resulting in a reduction of French employees in 2006 and 2007.

Country analysis of Group employees

Country	31/12/2004	31/12/2005	31/12/2006	31/12/2007
France **	1,951	1,846	1,775 *	1,751*
USA	804	757	712	753
Sweden	402	401	472	461
Israel	282	284	290	306
Czech Republic	188	170	205	215
Other countries***	403	418	463	492
Total	**4,030**	**3,876**	**3,917**	**3,978**

* *ASB/MSB excluded in the 2006 and 2007perimeter*
** *Including Saft SA, Saft Acquisition SAS and Unicontal*
*** *Including AMCO-Saft India Ltd in 2006 and 2007*

Divisional analysis of Group employees

Division	Employees in 2006	Employees in 2007
SBG	1,637	1,652
IBG	1,515	1,606
RBS	655	606
Group activities	110	114
Total	**3,917**	**3,978**

Richness of experience and longstanding values

The Group benefits from significant staff loyalty in France: 37% of employees have been with the Group for more than 25 years. This stability is attributable to a culture of identification with the business nurtured by transfers of skills and sharing of experience.

Worldwide

The degree of involvement of employees and their capacity for autonomy are key values of the Group's economic model, as is the richness of the exchange of ideas attributable to its cultural diversity.

The development of mobility

The Group encourages its employees, in particular via its intranet site, to be both geographically and functionally mobile. Saft employees are thus informed of job openings at the Group's other sites both in France and abroad.

A continuing strategy of training and partnership

The Group continues to pursue its training policy. For example in France, during 2007, 52% of employees received a total of 25,322 hours of paid training. The most significant initiatives were the development of operatives' skills leading to certificates of professional qualification, as well as 42 trainees benefiting from new apprenticeship contracts.

As a consequence of its strong partnership links with universities and other higher education institutions, the Group also received 148 other students on short internships in its various locations.

An international profile

During 2007, the Group took part in, and made a donation to, the American Cancer Society in the US and sponsored several initiatives dedicated to disabled people in Czech Republic and Israel.

An attractive remuneration system

A coherent and attractive remuneration policy leads to strengthen the collaborators' motivation. The remuneration plans, which take into account local constraints, are coordinated in a transparent and fair spirit. The remuneration of engineers and managerial staffs include both a basic salary and a variable part, according to the objectives fixed at the beginning of the year. These objectives are based upon a mix between financial performances of the Group or the entity, and personal achievements.

Evolution of remunerations

An average salary increase is not representative, given the specific evolutions in each country.

Profit-sharing, participation, savings plans

In France, employees benefit from additional remuneration under various legal forms: firm's profit-sharing, participation, savings plans.

Saft S.A. consolidated employment data

The analysis below relates to Saft S.A. 1,725 employees at the end of December 2007, of which 96% of indefinite period contracts.

Socio-professional categories

Total (men and women)	
Engineers and managers	20%
Employees and technicians	31%
Operatives	49%
Women: 33% of total employees	
Engineers and managers	13%
Employees and technicians	34%
Operatives	53%
Men: 67% of total employees	
Engineers and managers	23%
Employees and technicians	29%
Operatives	48%
Pyramid by age	
Under 25	4%
25 to 39	31%
40 to 49	29%
50 and over	36%
Length of service	
0 to 4 years	17%
5 to 14 years	24%
15 to 24 years	22%
Over 25 years	37%
Trainees	
Number of students on internships received during the year	148
Disabled employees	
Number of disabled employees	92
Remuneration	
Remuneration ratio *Average salaries Engineers & managers / Operatives*	2.42
Professional training	
% of payroll devoted to training	2.87%
Number of employees trained	896
% of total employees	52%
Number of hours training	25,322
of which: for qualifications	*17%*
of which: individual projects	*19%*
Number of sandwich training contracts	42
Absence	
Total rate for the year	4.11%
Industrial injury	
Rate of occurrence	15.21
Rate of gravity	0.40
Security	
Number of persons receiving security training including 734 temporary staff	1,261
% (employees + average temporary staff)	63

II – CERTIFIED CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS

The Consolidated Financial Statements for the year ended December 31, 2007 presented in this document have been approved by the Management Board, reviewed by the Audit Committee and approved by the Supervisory Board of Saft.

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predictions of or indicate future events, trends, plans, objectives or results of operation. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Saft's plans and objectives to differ materially from those expressed or implied in the forward looking statements.

Contents

I - Consolidated balance sheet

ASSETS

in € million	Note	At 31/12/2007	At 31/12/2006
Non-current assets			
Property, plant and equipment, net	7	104.7	107.5
Assets held under finance leases	7	3.3	3.3
Investments in joint undertakings	29	17.2	21.2
Investment properties	7	0.4	0.5
Goodwill	8	103.5	111.5
Intangible assets, net	9	242.2	247.7
Investments in related undertakings	10	0.4	0.4
Deferred income tax assets	19	10.5	10.6
Financial receivables	11	2.2	2.3
		484.4	**505.0**
Current assets			
Inventories	12	78.5	71.3
Trade and other receivables	13	156.7	136.5
Derivative financial instruments	14	0.3	1.8
Cash and cash equivalents	15	42.3	61.6
		277.8	**271.2**
Total assets		**762.2**	**776.2**

LIABILITIES AND EQUITY

in € million	Note	At 31/12/2007	At 31/12/2006
Shareholders' equity	16		
Ordinary shares		18.5	18.5
Share premium		(15.1)	(2.6)
Treasury shares		(0.7)	(0.6)
Cumulative translation adjustment		(3.0)	(3.9)
Fair value and other reserves		16.5	13.8
Group consolidated reserves		109.9	81.5
Minority interest in equity		0.8	0.7
Total shareholders' equity		**126.9**	**107.4**
LIABILITIES			
Non-current liabilities			
Contingent advances		3.5	5.2
Debt	17	332.4	352.4
Other non-current liabilities	18	2.6	2.9
Deferred income tax liabilities	19	68.5	63.7
Pensions and other long-term employee benefits	20	9.5	11.1
Provisions for other liabilities and charges	21	37.5	45.0
		454.0	**480.3**
Current liabilities			
Trade and other payables	22	153.1	150.8
Taxes payable	19	5.6	5.3
Debt	17	7.7	9.8
Derivative instruments	14	1.3	4.2
Pensions and other long-term employee benefits	20	0.2	0.3
Provisions for other liabilities and charges	21	13.4	18.1
		181.3	**188.5**
Total liabilities and equity		**762.2**	**776.2**

II - Consolidated income statement

in € million	Note	Year ended 31/12/2007	Year ended 31/12/2006
Revenues	6	600.5	560.2
Cost of sales	23	(443.8)	(395.7)
Gross profit		**156.7**	**164.5**
Distribution costs	23	(30.8)	(32.8)
Administrative expenses	23	(40.5)	(40.9)
Research and development expenses	23	(17.0)	(17.3)
Restructuring costs	24	0.8	(0.6)
Other operating income and expenses	25	(0.1)	12.0
Operating Profit		**69.1**	**84.9**
Finance costs-net	26	(23.3)	(12.0)
Share of profit / (loss) of associates	29	(7.6)	(4.1)
Profit before Income tax		**38.2**	**68.8**
Income tax expense	19	(11.3)	(21.9)
Profit for the period		**26.9**	**46.9**
Attributable to :			
Equity holders of the company		**26.9**	**46.9**
Minority interest		**-**	**-**
Earnings per share (in € per share) :			
Basic	27	1.46	2.54
Diluted	27	1.46	2.54

III - Consolidated statement of income and expenses recognised in the year

in € million	Note	Year ended 31/12/2007	Year ended 31/12/2006
Fair value gains/(losses), cash flow hedge	14	(3.3)	(0.9)
Fair value gains/(losses), net investment hedge	17	5.5	8.5
Actuarial gains and losses recognised against SORIE	20	1.6	0.8
Currency translation adjustments		0.9	(6.2)
Tax effect on income / (expenses) recognised directly in equity		(1.1)	(3.9)
Net income / (expenses) recognised directly in equity	16	**3.6**	**(1.7)**
Profit of the period		26.9	46.9
Total income recognised for the period		**30.5**	**45.2**
Attributable to:			
Shares		30.4	45.3
Minority interests		0.1	(0.1)

The analysis of equity is detailed in note 16.

IV - Consolidated cash flow statement

in € million	Note	Year ended 31/12/2007	Year ended 31/12/2006
Cash flows from operating activities			
Cash flow from operations	28	53.2	83.0
Interest paid		(20.5)	(12.6)
Income tax paid		(10.5)	(10.4)
Net cash provided by operating activities		**22.2**	**60.0**
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired		(5.4)	(1.7)
Purchase of property plant and equipment (PPE)		(18.0)	(21.5)
Purchase of intangible assets		(6.5)	(6.5)
Proceeds from sale of PPE		0.2	1.0
Proceeds from sale of available-for-sale financial assets		2.9	2.5
Purchases of short-term securities		(2.8)	(3.4)
Interest received		2.6	1.6
Net cash used in investing activities		**(27.0)**	**(28.0)**
Cash flows from financing activities			
(Purchase) - Sale of treasury shares		(0.1)	(0.6)
Repayments of borrowings		-	(20.2)
Decrease in other non-current liabilities		(0.3)	(0.3)
Dividends paid to company shareholders		(12.5)	(12.0)
Net cash used in financing activities		**(12.9)**	**(33.1)**
Net decrease in cash and bank overdrafts		(17.7)	(1.1)
Cash and bank overdrafts at beginning of period		61.6	64.1
Exchange gains/(losses) on cash and bank overdrafts		(1.6)	(1.4)
Cash and bank overdrafts at end of period		**42.3**	**61.6**

Notes to the Consolidated Financial Statements

Note 1. Information about the Company and the Group

Saft Groupe S.A. (the "Company", and collectively with its consolidated subsidiaries the "Group" or "Saft") was formed in March 2005 and has been quoted on the Eurolist market of Euronext Paris since June 29, 2005.

Saft is the world's leading designer, developer and manufacturer of advanced technology batteries for industrial and defence applications:

- the world's leading manufacturer of industrial nickel-based batteries for use in air and rail transportation, standby power applications and emergency lighting;
- the world's leading manufacturer of primary lithium batteries for the electronics and defence industries;
- the world's second leading and the leading European supplier of specialised, advanced technology batteries for defence and space applications.

On March 11, 2008, the Management Board approved and authorised publication of the Consolidated Financial Statements of Saft Groupe SA.

The parent company of the Group is Saft Groupe S.A., whose registered office is at 12 rue Sadi Carnot, 93170 Bagnolet, France.

Unless otherwise indicated, the Consolidated Financial Statements are presented in millions of euros.

Note 2. Accounting policies

2.1 Basis of preparation of the Consolidated Financial Statements

Pursuant to European Regulation 16/06/2002 of July 19, 2002 on international accounting standards, the Consolidated Financial Statements of Saft Groupe SA for the year ending December 31, 2007 have been prepared in accordance with the International Financial Reporting Standards as approved by the European Union (internet website of the EU:

http://ec.europa.eu/internal_market/accounting/ias_fr.htm

and according to IFRS IAS B. For comparative purpose, these Consolidated Financial Statements include figures for the year ended December 31, 2006 prepared under the same reporting standards.

The Consolidated Financial Statements have been prepared in accordance with the historical cost convention, except for the revaluation of financial assets (including derivative financial instruments) and financial liabilities (derivative financial instruments) which are measured at fair value through profit or loss.

The Group Consolidated Financial Statements have been prepared using the accounting policies described below.

Unless otherwise indicated, the Consolidated Financial Statements are presented in millions of euros.

The main assumptions and estimates made are set out in note 2.29. Standards, interpretations and amendments to existing standards that have already been published, but which have not yet entered into force at the balance sheet date, are addressed in note 2.30.

The accounting policies applied in these Consolidated Financial Statements are consistent with those applied by the Company in its Consolidated Financial Statements for the year ended December 31, 2006.

New IFRS standards and IFRIC interpretations, as adopted by the EU for periods beginning from January 1, 2007, have been applied by the Company and have not led to any significant changes in measurement and presentation.

The Company has not anticipated the implementation of any standards and interpretations which are not mandatory in 2007.

2.2 Consolidation methods

The Consolidated Financial Statements at December 31, 2007 include the Financial Statements of Saft Groupe SA and its subsidiaries. The Financial Statements of these subsidiaries have been restated in accordance with Group accounting policies.

Subsidiaries are consolidated from the date on which the Group takes control of the entity until the date on which control of the subsidiary is transferred outside the Group. Companies under sole control are fully consolidated. When sole control of a company is acquired, its identifiable assets and liabilities are remeasured at fair value. The residual difference is recognised as goodwill (see note 2.6).

Jointly-controlled undertakings are consolidated using the equity method. The equity method is also used to account for all other companies over which the Group exercises significant influence, which is presumed to exist when the percentage of voting rights held by the Group exceeds 20%.

Material intercompany transactions are eliminated on consolidation. Intercompany losses are not eliminated unless the value of the assets transferred exceeds their recoverable amount.

2.3 Segment information

A business segment is an identifiable component of an enterprise that is engaged in providing an individual product or service or a group of related products or services and that is subject to risks and returns that are different from those of other business segments. A geographical segment is an identifiable component of an enterprise that is engaged in providing products or services within a given economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

The business segment is the primary reporting format used by Saft, and the geographical segment is the secondary format. Saft's operational activities are organised and managed separately according to the nature of the products sold and the services provided.

2.4 Foreign currency translation

Items recognised in the Financial Statements of each individual Group entity are measured using the currency of the principal economic environment in which the entity operates (the functional currency). The Consolidated Financial Statements of Saft are presented in euros, which is the Group's functional and reporting currency.

Transactions denominated in foreign currencies are initially recorded in the functional currency of the entity using the exchange rate at the date of the transaction. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rate prevailing on that date. All translation differences are recognised in the income statement.

The balance sheets of companies located outside the euro zone (i.e. whose functional currency is not the euro) are translated into euros using the exchange rate at the balance sheet date, and their income statements and cash flow statements are translated into euros using an average exchange rate for the period. Translation differences arising on the Group's net investments in foreign entities, and on debt and other currency instruments designated as hedges of such investments, are taken to shareholders' equity under "Translation reserves". On the disposal of a foreign entity, these translation differences are recognised in the income statement as an increase or decrease in the gain or loss on disposal. Goodwill and other fair value adjustments arising on acquisitions of foreign entities are treated as assets or liabilities of such entities and are translated at the closing rate.

The table below shows the main exchange rates used in the preparation of the Consolidated Financial Statements. The closing rate is used in the preparation of the balance sheet, and the average rate for the year is used in the preparation of the income statement:

	31/12/2007		31/12/2006	
	Average rate for the year	Closing rate	Average rate for the year	Closing rate
Norwegian krone	8.02	7.96	8.05	8.24
Swedish krona	9.25	9.44	9.25	9.04
Czech koruna	27.76	26.63	28.34	27.49
US dollar	1.37	1.47	1.26	1.32
Australian dollar	1.64	1.68	1.67	1.67
Singapore dollar	2.06	2.12	1.99	2.02
Pound sterling	0.68	0.73	0.68	0.67

2.5 Property, plant and equipment and intangible assets

In accordance with IAS 16 "Property, Plant and Equipment" and IAS 38 "Intangible Assets", assets are only capitalised if the cost of the asset can be measured reliably and it is probable that the future economic benefits attributable to the asset will flow to the Group.

Property, plant and equipment

Items of property, plant and equipment are initially recognised at historical cost of acquisition or production.

The historical cost of property, plant and equipment is reduced by accumulated depreciation and by recognised impairment losses. Depreciation is usually charged over the estimated useful life for the relevant asset category. The principal useful lives applied by the Group are as follows:

Buildings used for administrative and selling activities	20 to 40 years
Industrial buildings and plant	
• Industrial buildings	20 to 25 years
• Industrial buildings held under finance leases	15 years
• Infrastructure works	10 to 20 years
• Technical installations, plant and tooling	5 to 10 years
• Exception: small tools	3 years

The Group applies the straight-line method of depreciation. Depreciation is calculated on the basis of acquisition cost or production cost net of any residual value. Other than in some exceptional cases, the Group's property, plant and equipment has no residual value.

The initial and remaining useful lives of assets are reviewed at each balance sheet date, and adjusted if necessary.

Items of property, plant and equipment are derecognised on retirement or disposal. Any gain or loss arising from the derecognition of an asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is recognised in the income statement in the period in which the asset is derecognised.

Investment properties

Investment properties are properties held to generate rentals or for capital appreciation or both, rather than for use in the production or supply of goods or services, for administrative purposes, or for sale in the ordinary course of business.

Investment properties are recognised as an asset when it is probable that the future economic benefits attributable to the property will flow to the Group and the cost of the property can be measured reliably.

Investment properties are accounted for at historical cost, less accumulated depreciation.

Goodwill

At the acquisition date, goodwill is initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities (as long as these existed before the combination).

Goodwill is not amortised. Instead, it is allocated to the cash-generating units (CGUs) to which it relates and tested for impairment on at least an annual basis. The methodology used primarily involves comparing the recoverable amount of each CGU with the net assets (including goodwill) of that CGU. Recoverable amounts are determined largely on the basis of 3-year discounted projections of future cash flows generated by operations, plus a terminal value discounted at the Group's cost of capital. Any impairment losses identified are charged to the income statement and included in the calculation of income from operations. Impairment losses recognised against goodwill may not be reversed.

Intangible assets

On the acquisition of the battery operations of the Alcatel group and the transfer of control over these activities to the Doughty Hanson Funds in January 2004, part of the acquisition price was allocated to:

- Brand names;
- Customer relationships by product line; and
- Research and development projects, via the valuation of existing technologies.

Brand names were valued using the same royalty-based method as was applied in the valuation of existing technologies. Brand names are not amortised.

The value attributed to customer relationships was the present value of future surplus profits to be generated from such customers over the remaining life of the commercial relationship. The resulting asset is amortised over these remaining lives, which are as follows:

- Specialty Battery Group - 20 years
- Industrial Battery Group - 14 years

Saft owns an extensive portfolio of technologies thanks to its substantial R&D capacity, approximately 75% of which is devoted to product development and customisation. Most Saft technologies are protected because of their strategic importance. On the acquisition of the Alcatel group's battery operations, Saft's technologies were valued using the royalty method, which involves estimating the value of the royalties Saft would have to pay a third party to use the technologies.

The amortisation period for each technology was determined on the basis of its maturity and commercial prospects. The periods used are:

Technology:
- Lithium-ion – 21 years
- Primary Lithium – 11 years
- Nickel Cadmium – 11 years
- Nickel Metal Hydride – 7 years
- Other Technologies – 4 years

Impairment

Intangible assets which have an indefinite useful life and are not amortised, are tested for impairment annually, or whenever events or changes in market conditions indicate that they might be impaired. Amortisable intangible assets and depreciable items of property, plant and equipment are also tested for impairment whenever events or changes in market conditions indicate that they might be impaired. Impairment tests involve comparing the carrying amount of an asset with the discounted future operating cash flows expected from that asset. If the test shows that these estimated future cash flows are less than the carrying amount, the Group takes account of the effect on future cash flows of alternative strategies. If there is still a shortfall, an impairment loss is recognised in the form of a provision, reducing the carrying amount of the asset to its value as measured by reference to discounted future operating cash flows (or, if it can be determined, to its fair value).

Development costs

Research and Development expenditure is recognised as an expense in the year in which it is incurred, except for some development costs that are capitalised as an intangible asset in accordance with IAS 38 when all of the following six criteria are strictly met:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- the existence of a market for the output of the intangible asset;
- the availability of adequate technical, financial and human resources to complete the development; and
- the ability to measure the expenditure attributable to the intangible asset during its development reliably.

The cost of a capitalised development project is the sum of expenditure incurred from the date when the project first meets the six criteria listed above. Development expenditure initially recognised as an expense is not capitalised in subsequent periods.

Capitalised development costs are amortised over:

- the useful life (of a process) or the commercial life (of a product), if this can be determined; or,
- the useful life of the underlying technology.

Amortisation of capitalised development costs does not start until the related product begins to be sold.

Capitalised development costs are generally amortised over a period of between 3 and 21 years. These periods are reviewed annually, and any adjustments required as a result of these reviews are recognised prospectively.

Billable research and development expenditure incurred under a contract with a customer is included in long-term contract work in process.

Finance leases

Fixed assets acquired under finance leases (as defined in IAS 17) are capitalised in the balance sheet as described in note 2.25.

2.6 Investments in related undertakings

Under IAS 39 "Financial Instruments", investments in non-consolidated undertakings are available-for-sale financial assets, and are therefore measured at fair value. In the case of listed securities, fair value is the listed market price. If fair value cannot be measured reliably, the investment is measured at cost. Changes in fair value are taken directly to shareholders' equity. If there is objective evidence that a financial asset is impaired, a provision for impairment is recognised via the income statement. If the impairment loss decreases in the future, the provision is released to shareholders' equity in the case of equity securities (release to profit or loss is possible in the case of debt securities).

Loans are initially recognised at fair value, and subsequently measured at amortised cost. If there is objective evidence that a loan is impaired, a provision for impairment is recorded. The impairment loss, equal to the excess of the carrying amount of the loan over its recoverable amount, is recognised through the income statement; it is reversible if the carrying amount increases in the future.

The Group reviews its investments in non-consolidated undertakings and other financial assets at each balance sheet date in order to assess if there is objective evidence of impairment.

2.7 Financial receivables

These mainly comprise security deposits paid.

2.8 Inventories

Inventories and industrial work in process are measured at the lower of cost (including indirect production costs) and net realisable value. Cost is usually calculated using the weighted average cost method.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.9 Trade receivables

Trade receivables are measured at fair value net of any required provisions for impairment.

A provision for impairment of trade receivables is recorded when it becomes probable that a receivable will not be collected in full. Impairment losses are recognised through the income statement.

2.10 Cash and cash equivalents

Cash and cash equivalents as shown in the consolidated cash flow statement comprise cash at bank and in hand plus short-term investments that are liquid and easily convertible into a measurable amount of cash. Bank overdrafts are treated as financing and are thus excluded from cash and cash equivalents.

The same definition also applies to cash and cash equivalents as shown in the balance sheet.

In accordance with IAS 39 "Financial Instruments", short-term investment securities are measured at fair value. Changes in the fair value of securities classified as held-for-trading are taken to profit or loss without exception. In the case of available-for-sale securities, changes in fair value are taken directly to shareholders' equity, or to the income statement if there is objective evidence that the securities are impaired.

2.11 Share capital

Ordinary shares are classified in "Share capital". Costs incurred on new share issues are offset against the issue proceeds, net of taxes.

2.12 Contingent advances

Contingent advances consist of reimbursable Government advances to subsidise research.

2.13 Debt

All debt is initially recognised at cost, which is the fair value of the consideration received net of transaction costs. Subsequent to initial recognition, interest-bearing debt is measured at amortised cost using the effective interest method. Amortised cost is calculated taking into account all issuance costs and any redemption discounts or premiums.

Debt is classified in current liabilities unless the Group has an unconditional right to defer repayment for at least 12 months at the balance sheet date.

2.14 Deferred taxes

Deferred taxes are recognised on all temporary differences between the taxable amount of assets and liabilities and their value for the purposes of the Consolidated Financial Satements. Such differences include the elimination of entries made in the individual company financial statements of subsidiaries to reflect elective tax treatments that differ from accounting rules. The liability method is used, with the effects of changes in tax rates recognised in net income for the year in which the change in rate is enacted.

A deferred tax liability is recognised for temporary differences arising from dividends which may be distributed from reserves by subsidiaries unless the Group controls the dividend policy and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised in the balance sheet when it is more likely than not that they will be recovered in future years. Deferred tax assets and liabilities are not discounted. Factors taken into account in assessing the Group's ability to recover deferred tax assets include the following:

- estimates of future taxable profits and losses;
- the extent to which exceptional expenses that are unlikely to recur in the future were included in past tax losses; and
- actual taxable profits and losses for previous years.

2.15 Pensions and retirement benefits

The Group offers its employees pension, retirement benefit and healthcare plans in accordance with the law and custom in the countries in which it operates. In France, each Group employee is entitled to a lump sum retirement benefit. In other countries, the type of plan depends on local legislation, and on the business activities and historical practice of the subsidiary.

In addition to basic State schemes, pension plans are of two types: defined-contribution and defined-benefit. Defined-benefit plans are partially or wholly funded by earmarked investments in plan assets such as equities, bonds, insurance policies or other types of investment.

(1) Basic State schemes

In some countries, including France, Saft contributes to basic State social security schemes. The cost recognised in respect of these schemes is the amount of contributions payable to the social security authorities.

(2) Defined-contribution plans

The benefits paid depend entirely upon the cumulative contributions paid and the return on the investments in which these contributions are invested. The Group has no obligation beyond the contributions paid, which are recognised as an expense.

(3) Defined-benefit plans

The Group's obligation under defined-benefit plans is calculated annually by independent actuaries using the "Projected Unit Credit" method. These calculations build in assumptions regarding mortality, employee turnover and salary inflation.

The estimated future benefits are discounted using rates appropriate to each country. Discount rates are determined by reference to the yield on government bonds and high-quality corporate bonds.

Two types of defined-benefit plan are operated by Saft:

- annuity: retirees are paid a pension throughout their retirement (the pension plan in Germany),
- lump sum on retirement or cessation of employment: (in France employees are entitled to receive a lump-sum benefit when they retire).

In addition, the Group participates in a multi-employer defined benefit plan in Sweden but does not have sufficient information to account for it as a defined benefit plan. This plan is accounted for as a defined contribution plan.

Actuarial gains and losses are generated when differences arise between actual figures and the assumptions previously used, or following a change in actuarial assumptions. In the case of post-employment benefits, such actuarial gains and losses are recognised directly in shareholders' equity in the year in which their amount is determined, in application of the option provided by the amended version of IAS19 issued in December 2004. In the case of long-term benefits payable during the period of employment, actuarial gains and losses are recognised directly in profit and loss in the year in which they arise.

2.16 Provisions for restructuring

Restructuring costs are provided for immediately and in full in the year when the Group has an obligation towards third parties, arising from a decision by an appropriate corporate body, which is evidenced before the balance sheet date by the announcement of the decision to the third parties involved. The amount of this provision mainly corresponds to severance payments and early retirement benefits, termination notice periods paid but not worked by employees, costs for retraining of employees made redundant, and site closure costs. Retirements of fixed assets and impairment of inventories and other assets directly attributable to restructuring plans are also included in these provisions.

2.17 Provisions for other liabilities and charges

Provisions for other liabilities and charges are recorded when the Group has a present obligation (legal or constructive) resulting from a past event, it is probable that an outflow of resources will be necessary to settle the obligation, and the amount of the obligation can be reliably measured.

Where the Group expects the amount provided for to be reimbursed to it in full or in part, for example under an insurance policy or a vendor's guarantee of liabilities, the reimbursement is recognised only if recovery is certain.

Provisions for contractual claims relate mainly to product warranties and other specific risks. Provisions for product warranties primarily cover the risk of valid product returns during the warranty period. Except in exceptional cases, the warranty period ranges from 12 months for standard batteries up to 10 years, Saft also recognises provisions to cover claims from customers in respect of products shipped by the Group.

Provisions for contractual claims are determined on the basis of information indicating that a technical problem has arisen on a product, whether sold or in inventory. Information may be obtained from internal sources (quality control department), or from external sources (customer claims referred to the sales department). The information is then processed by the technical and quality departments, which analyse and calculate on a statistical basis the quantities affected.

The Group recognises warranty provisions by reference to contractual terms and statistics based on past experience, and on the basis of estimates and assumptions made by Group management in the light of information about the underlying risks.

These estimates and assumptions are determined on the basis of formal claims made by the Group's customers. The information contained in these claims is compared with internal technical data in order to quantify the extent of the risk.

The costs actually incurred by the Group may differ from these estimates, which may have a material impact on its financial position.

The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. Where the effect of the time value of money is material, the amount of the provision is the present value of the expenditure expected to be required to settle the obligation; this applies in particular to provisions for end-of-life battery recycling costs.

2.18 Revenues and construction contracts

Revenues comprise income derived from sales of bought-in goods, manufactured goods and services in connection with the Group's principal activities, net of VAT, customer discounts and contract penalties.

In general, revenues from the sale of goods and equipment are recognised when there is a formal agreement with the customer, delivery has occurred, the amount of revenue can be reliably measured, it is probable that the economic benefits associated with the transaction will flow to the Group, and the Group has transferred substantially all the risks and rewards of ownership to the purchaser. If the contract requires formal acceptance of the goods, equipment or services by the customer, revenue recognition is in principle deferred until the date of such acceptance.

Revenues are measured at the fair value of the consideration received or receivable. Where payment is deferred and the effect on fair value is material, this effect is taken into account by discounting the future payments.

In recognising revenues and profits on construction contracts (primarily for the construction or design of specific batteries), the Group applies the percentage of completion method in accordance with the principles described above, subject to certain specific criteria such as achievement of contractually-agreed milestones or the actual amount of costs incurred compared with total estimated contract costs. Probable losses on completion are recognised immediately. In the event of uncertainty regarding customer acceptance, or in the case of relatively short-term contracts, revenues are either recognised only up to the amount of recoverable costs or are not recognised until completion of the contract. Work in process on long-term contracts is recorded at production cost and does not include any administrative or selling expenses. Movements in contract penalties (late delivery or non-compliance) are recognised as a deduction from revenues.

Partial payments received under construction contracts are recognised as a liability in the balance sheet under "Prepayments on long term contracts" for the portion of such payments corresponding to work not yet carried out. The amount of costs incurred, plus recognised gains and less recognised losses (in particular provisions for losses to completion), is calculated individually for each contract. If this amount is positive, it is recorded as an asset under "Long-term contract receivables". If negative, it is recorded as a liability under "Prepayments on long-term contracts".

For products sold through distributors, revenues are recognised on delivery to the distribution network. Product returns, estimated in accordance with contractual commitments and statistics on past sales, are recognised at the same date.

2.19 Cost of sales

Cost of sales mainly includes:

- the cost of production, which includes the acquisition cost of raw materials and other components used in production, direct production costs (mainly salaries), and indirect production costs that are attributable to the production of the goods sold;
- depreciation of property, plant and equipment and amortisation of intangible assets;
- provisions for product returns; and
- direct selling costs (freight, packaging and sales commissions).

2.20 Gross profit

Gross profit is calculated as net revenues less cost of sales.

2.21 Operating profit

Operating profit is made up of gross profit, administrative and selling expenses, research and development expenses, other income/expenses and restructuring expenses. Operating profit excludes net financial expense and income tax expense.

2.22 Financial income and expenses

Financial income and expenses include interest income and expense, changes in the fair value of held-for-trading and available-for-sale financial assets, impairment losses on other non-current financial assets, foreign exchange gains and losses, changes in the fair value of financial instruments (whether or not designated as hedges) and other financial income and expenses. Interest income and expense is accounted for on a time-proportion basis in accordance with the effective interest rate method. Financial expenses also include the financial component of pension costs and the effect of unwinding of discount on assets and liabilities.

2.23 Financial instruments

The Group may, from time to time, use financial instruments to manage and reduce exposure to risks of movements in interest rates, exchange rates and the prices of certain metals.

Saft adopted IAS 32 and IAS 39 with effect from January 1, 2005.

On initial recognition, financial assets and liabilities are measured at fair value.

Subsequent to initial recognition, financial assets (including derivatives recognised as assets) are measured at fair value, except for:

(a) loans and receivables, which are measured at amortised cost using the effective interest method;

(b) held-to-maturity investments, which are measured at amortised cost using the effective interest method; and

(c) investments in equity instruments that do not have a listed market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and must be settled by delivery of such unlisted equity instruments, which are measured at cost.

Subsequent to initial recognition, financial liabilities are measured at amortised cost using the effective interest method.

If there is a designated hedging relationship between a hedging instrument and a hedged item, the gain or loss on the hedging instrument and on the hedged item are recognised in accordance with IAS 39.

As from the origination of the transaction, the Group documents the relationship between the hedging instrument and the hedged item, as well as its risk management objectives and its hedging policy. The Group also documents its assessment, both on origination of the hedging relationship and on an ongoing basis, of the high degree of effectiveness of the derivatives used in offsetting changes in the fair value or the cash flows of the hedged items.

The fair values of the different derivative financial instruments used for hedging purposes are set out in note 14. Changes in "Cash flow hedges" net of tax, included in shareholders' equity, are set out in the consolidated statement of income and expenses recognised in the year. The fair value of a derivative financial instrument is classified as a non-current asset or liability when the outstanding maturity of the related hedged item is greater than 12 months. When the outstanding maturity of the related hedged item is less than 12 months, the derivative financial instrument is classified as a current asset or liability. Derivative financial instruments held for trading are classified as current assets or liabilities.

In the case of fair value hedges, the accounting treatment is as follows:

(a) the gain or loss from remeasuring the hedging instrument at fair value (for a derivative hedging instrument) or the foreign currency component of its carrying amount (for a non-derivative hedging instrument) is recognised in profit or loss,

(b) the gain or loss on the hedged item attributable to the hedged risk adjusts the carrying amount of the hedged item and is recognised in profit or loss. This applies if the hedged item is otherwise measured at cost. Recognition of the gain or loss attributable to the hedged risk in profit or loss applies if the hedged item is an available-for-sale financial asset.

When the hedge no longer satisfies the criteria for hedge accounting, the adjustment of the carrying amount of a hedged financial item for which the effective interest rate method is used, is amortised through profit and loss over the outstanding period to maturity of the hedged item.

In the case of cash flow hedges, the treatment is as follows:

(a) the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity,

(b) the ineffective portion of the gain or loss on the hedging instrument is recognised in profit or loss.

When a hedging instrument reaches maturity or is sold, or when a hedge no longer satisfies the criteria for hedge accounting, the gain or loss recognised in equity at that date is maintained in equity. This gain or loss is taken to profit and loss when the envisaged underlying transaction is recognised. When it is not envisaged that the transaction will occur, the gain or loss previously recognised in equity is immediately transferred to profit and loss.

In the cases of hedges of a net investment, the accounting treatment is as follows:

- hedges of net investments in foreign entities are recognised in the same manner as cash flow hedges. The portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity; the ineffective portion of the gain or loss on the hedging instrument is recognised in profit or loss.

Cumulative gains and losses recognised in equity are transferred to profit and loss when the foreign entity is sold.

2.24 Other operating income and expenses

This item consists of:

- research tax credits received in France,
- gains or losses on disposals of investments, of property, plant and equipment, and of intangible assets,
- gains or losses on forward contracts for purchases and sales of commodities, where the hedging contracts do not satisfy the IAS 39 criteria for hedge accounting.

2.25 Finance leases

Finance leases, which transfer to the Group substantially all the risks and rewards incident to ownership of the leased asset, are recognised as assets on inception of the lease at the lower of the fair value of the leased asset or the present value of the minimum lease payments. Lease payments are apportioned between the finance charge and the reduction of the outstanding liability so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The finance charge is recognised directly in profit or loss.

Assets held under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases under which the lessor retains substantially all the risks and rewards incident to ownership of the leased asset are classified as operating leases. Initial indirect costs incurred in arranging an operating lease are added to the carrying amount of the leased asset in the books of the lessor, and recognised in income over the lease period on the same basis as the rental income. Payments made as lessee under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term.

2.26 Distribution of dividends

When a dividend is declared, a liability is recognised in the financial statements in the year in which the dividend was approved by the shareholders.

2.27 Share-based payment

The Group has put in place remuneration plans which will be settled in equity instruments (stock options). The fair value of services rendered by employees in exchange for the grant of the options is recognised in expenses, with a double entry to shareholders' equity. The total amount recognised in expenses over the vesting period is determined on the basis of the fair value of the options granted, without taking into account conditions for vesting which are not market conditions. Conditions for vesting which are not market conditions are taken into account in the assumptions concerning the number of options that are likely to become exercisable. At each balance sheet date, the entity reviews the number of options that are likely to become exercisable. If necessary, it recognises the impact of changes in its estimates through profit and loss with a corresponding double entry adjusting shareholders' equity.

Amounts received when the options are exercised are credited to the "Share capital" and "Share premium" captions, net of directly attributable transaction costs.

2.28 Preparation of interim Consolidated Financial Statements

Income received and costs incurred seasonally, cyclically or occasionally within a financial year are not anticipated or deferred as of an interim date if anticipation or deferral would not be appropriate at the end of the financial year.

In preparing interim Consolidated Financial Statements, income tax expense is calculated using a projected tax rate estimated for the entity for the financial year as a whole.

2.29 Use of estimates

The preparation of Consolidated Financial Statements, in accordance with the IFRS conceptual framework, requires the use of estimates and assumptions that affect amounts shown in the financial statements, such as depreciation, amortisation and provisions.

These estimates are prepared on a going concern basis using information available at the time of preparation. They may be revised if new information leads to a change in the circumstances on which they were based. Actual results may differ from these estimates.

The main estimates used in the preparation of the consolidated financial statements relate to the assumptions used in calculating pension and retirement benefit obligations and other provisions.

Revision of an estimate does not constitute correction of an accounting error.

The Group carries out annual impairment tests on goodwill and brand names in accordance with the accounting policy set out in note 2.6. The recoverable amounts of cash generating units are determined on the basis of calculations of their value in use. These calculations require the use of estimates.

Even if the Group had used assumptions involving income from operations which was 10% less than management's estimates, a discount rate 10% higher than that used or a long-term growth rate of 0%, no impairment of goodwill and non-current assets would have needed to be recognised. Similarly, even with zero growth in revenues by brand, no impairment of brand names would have needed to be recognised.

2.30 Standards, interpretations and amendments to existing standards which have been published but which have not yet come into force

The new standards, interpretations and amendments to existing standards applicable to accounting periods commencing after January 1st, 2008 which have not been adopted early by the Group are as follows:

- IAS 23 (Amendment), "Borrowing costs" (effective from January 1, 2009): It requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The Group will apply IAS 23 (Amended) from January 1, 2009 but it is currently not applicable to the Group as there are no qualifying assets.
- IFRS 8, "Operating segments" (effective from January 1, 2009), IFRS 8 replaces IAS 14. The new standard requires a "management approach" under which segment information is presented on the same basis as that used for internal reporting purposes. The Group will apply IFRS 8 from January 1, 2009. Management do not anticipate any change to reportable segments since segments used for both internal and external reporting are currently identical.
- IFRIC 12, Service Concession Arrangements (applicable as from January 1, 2008). This interpretation addresses the treatment to be applied to service concession arrangements where the licensor is a public sector body, and the licensee is a private entity, but is not relevant to the Group's activities.
- IFRIC 13, "Customer loyalty programmes" (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the group's operations because none of the group's companies operate any loyalty programmes.
- IFRIC 14, "IAS 19" – The limit on a defined benefit asset, minimum funding requirements and their interaction' (effective from January 1, 2008). IFRIC 14 provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset. The group will apply IFRIC 14 from January 1, 2008, but it is not expected to have any impact on the group's accounts.

Note 3. Market risks and financial risk management policies

Capital risk management

In managing its capital structure, the Group's objectives are to ensure its ability to continue as a going concern whilst providing returns to shareholders, benefits to other stakeholders and maintaining an optimal capital structure in order to minimise its cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

In addition, the Group's banking agreements require compliance with the following financial covenants (which are tested semi-annually):

1. Interest cover – the ratio of EBITDA to Total Net Interest Costs shall be at least 3.5.
2. Leverage – the ratio of Total Net Debt to EBITDA shall be less than 3.5.

EBITDA is defined in the Group's banking agreements. This definition is broadly in line with that used by the Group for reporting purposes, being operating profit, before depreciation, amortisation, restructuring costs and other operating income and expenses. Total Net Debt is defined as debt less cash and cash equivalents.

Liquidity risk

Central Treasury ensures that the Group has sufficient liquidity through undrawn borrowing facilities and retention of cash and cash equivalents. As at December 31, 2007, this liquidity reserve comprised:

- Undrawn revolving credit facility of €13.6m;
- Cash and cash equivalents of €42.3m.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flow.

The Group's bank debt is repayable as disclosed in note 17. This includes scheduled repayments on July 5, 2010 of €144.5m and US$235m. The Group maintains strong relationships with its lenders and expects to be able to refinance these sums on or before this date.

Management of exposure to interest rate risk

The Group uses over-the-counter derivative financial instruments to manage its exposure to interest rate risk. Saft's debt is contracted at variable rates. The objective of the current interest rate derivatives is to cap the risk of fluctuation of the interest rate on 82% of the Group's senior debt until its expiry in July 2010.

- The US LIBOR rate on $210m of senior debt (out of $256m total) is capped at 6% with a floor of 3.145%;
- The Euribor rate on €130m of senior debt (out of €158m total) is capped at 5%.

At December 31, 2007, if interest rates on gross debt had been 0.1% higher (with all other variables held constant), then post-tax profit for the year would have been €0.2m lower.

The table below shows the main characteristics of interest rate derivatives contracted by Saft:

in € million	Notional amount maturing		Currency	Fair value
At 31/12/2007	1 to 5 years	> 5 years		
COLLAR				
Floating to fixed rate	142.7	-	USD	-0.8
CAP				
Floating to fixed rate	130.0	-	EUR	0.2

Management of exposure to commodities price risk

Fluctuations in the prices of metals used by Saft in the production of batteries can have a material impact on the Group's profitability. Some metals used by Saft in the production of batteries, in particular nickel and cobalt, are traded on the international commodity markets. Others, such as lithium, are not traded on the international commodity markets, and prices are therefore negotiated directly with suppliers, and cadmium is fixed by the published price in the London Metal Bulletin. The costs of these raw materials are a function of supply and demand and are therefore beyond the Group's control.

Raw material costs have increased significantly in 2006 and 2007. This has affected and may continue to affect the Group's operating results, and make period-to-period comparisons extremely difficult. The Group cannot ensure that it will be able to acquire raw materials at a reasonable cost, or to pass on to its customers the increased cost in the event of an increase in world commodity prices.

However, from late 2006 and throughout 2007, the Group has been successful in passing on to its customers the increase in nickel costs, albeit with a time-lag. In the RBS division, this has been through a nickel surcharge. In the IBG division, this has been through price increases.

Saft manages its exposure to commodity prices centrally, under policies approved by the management board. This can include hedging a portion of its projected nickel and cobalt requirements using either forward purchase contracts, or derivatives, generally denominated in dollars.

Gains and losses arising on these hedging contracts are recognised in cost of sales for the division whose future needs are covered by the hedge when these contracts satisfy the criteria for hedge accounting under IAS 39. If these contracts do not satisfy the criteria for hedge accounting, then the gains or losses resulting from marking these contracts to market and the realised gains or losses, are recorded in "Other operating income and expenses".

Saft's current hedging policy for nickel is as follows:

- For IBG, derivatives are contracted to ensure that the nickel cost cannot exceed the pricing inherent in approximately 50-70% of the division's order backlog;
- For RBS, no hedging is being undertaken, as the nickel surcharge is being applied.

Management of exposure to currency risk

Saft has production sites in 9 countries and sells its products in 95 countries. In some countries, Saft is required to use currencies other than the euro. In such cases, sales of goods or services are denominated in currencies other than the euro, with the US dollar being the main other foreign currency used by Saft. Fluctuations in exchange rates may therefore have a material future impact on the financial position of Saft and on the comparability of financial information between financial years. This impact may arise in two ways:

- risks associated with movements in a currency other than the euro in which a Group company maintains its financial accounts("translation risk"); and
- risks associated with movements in a currency other than that in which a Group company maintains its financial accounts ("transaction risk").

Saft's main translational risk is related to the US$. For 2007, the average € vs $ exchange rate was €1 to $1.37046. If instead, the 2007 results of the Group's subsidiaries whose functional currency is the US$ had been translated at the average € vs $ exchange rate for 2006 (€1 to $1.25530; a change of 9.2%), then with all other variables held constant:

- Sales would have increased by 3.4% from $600.5m to €621.2m;
- Operating profit would have increased by 3.9% from €69.1m to €71.9m.

The Group owns certain investments in foreign entities whose net assets are exposed to foreign currency risk on their translation into euros. The foreign currency risk related to the ownership of the net assets of the Group's foreign entities is mainly managed by using loans denominated in the currencies in question.

In addition, the nature of Saft's activities is such that its US dollar-denominated debt can be partially serviced out of revenues invoiced in US dollars.

Where possible, Saft attempts to naturally hedge its transactional exposure, by purchasing and/or manufacturing in the same currency as the related sales.

Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, derivative financial instruments and credit exposures to customers, including outstanding receivables and committed transactions.

Credit risk relating to cash and cash equivalents, deposits with banks and financial institutions and derivative financial instruments is managed on a group basis. Where possible, the counterparties are chosen from the Group's bank syndicate and are therefore also lenders to the Group. Where this is not possible, only a limited number of banks are authorised by Group Treasury. In addition, surplus cash balances are pooled centrally where possible.

The nature of Saft's activities is such that trade receivables represent the main source of credit risk. This is managed on a local basis. Saft records bad debt provisions based on a quarterly assessment of the risk of non-recovery, or when events make the recovery of a receivable uncertain. Saft also reviews the solvency of its customers on a regular basis. Saft's customer base is diversified, with the largest customer representing approximately 5% of consolidated sales, and the top 10 customers representing approximately 25% of consolidated sales.

Fair value estimation

The Group has contracted financial instruments which are not traded on an active market:

- Interest rate derivatives (caps and collars);
- Commodity hedging contracts.

The fair value of these financial instruments is determined by using the fair market value provided by the counterparty.

Note 4. Scope of consolidation

Saft Groupe SA was incorporated in March 2005 and is the Group's parent company.

The scope of consolidation at December 31, 2007 comprises the following companies:

Company name	Country	Percentage of control and interest	Consolidation method
Saft Groupe SA	France	100	Full
Saft Australia Pty Ltd	Australia	100	Full
Saft Batteries Pty Ltd	Australia	100	Full
Saft Zhuhai (Ftz) Batteries Co, Ltd	China	100	Full
Saft Nife ME Ltd	Cyprus	100	Full
Saft Ferak AS	Czech Republic	100	Full
Saft UK Ltd	England	100	Full
Saft S.A.	France	100	Full
Saft Acquisition S.A.S.	France	100	Full
ASB	France	50	Equity Accounting
Johnson Controls-Saft Advanced Power Solutions SAS	France	49	Equity Accounting
Friemann & Wolf Batterietechnik GmbH (Friwo)	Germany	100	Full
Saft Batterien GmbH	Germany	100	Full
SGH GmbH	Germany	100	Full
Tadiran Batteries GmbH	Germany	100	Full
Saft Hong Kong Ltd	Hong Kong	100	Full
Tadiran Batteries Ltd	Israel	100	Full
Saft Batterie Italia Srl	Italy	100	Full
Amco-Saft India Ltd	India	51.04	Full
Saft Finance Sarl	Luxembourg	100	Full
Saft Batterijen BV	Netherlands	100	Full
Saft AS Norway	Norway	100	Full
MSB	Scotland	50	Equity Accounting
Saft Batteries Pte Ltd	Singapore	100	Full
Saft Baterias SL	Spain	100	Full
Alcad AB	Sweden	100	Full
Fast Jung KB	Sweden	100	Full
Saft AB	Sweden	100	Full
Saft Sweden AB	Sweden	100	Full
Eternacell, Inc.	United States	100	Full
Florida Substrate Inc. (=Saft PPF)	United States	100	Full
Saft America Inc.	United States	100	Full
Saft Federal Systems Inc. (=Tadiran)	United States	100	Full
Saft JV Holding Co	United States	100	Full
ATB	United States	50	Equity Accounting
Johnson Controls-Saft Advanced Power Solutions LLC	United States	49	Equity Accounting

In the table above, "Full" signifies that a company is consolidated using the full consolidation method and "Equity Accounting" signifies that a company is consolidated using the equity accounting consolidation method.

In the context of its historic electric vehicle battery production activities, Saft entered into a partnership agreement with an automobile manufacturer in 1995, under which both companies are members of two economic interest groupings (EIGs). Under the agreement, the automobile manufacturer used to market vehicles fitted with Saft batteries. One of the EIGs (GBLA) owns the batteries. The other EIG (GLM 1) leases the batteries to the vehicle owners. Saft has interests of 25% in GBLA and 26% in GLM 1. This activity is now limited to a replacement business for the declining parc of electric vehicles originally manufactured before September 2005.

Note 5. Changes in scope of consolidation

There have been no changes in the scope of consolidation during 2007.

Note 6. Information by business segment and geographical segment

a) Information by business segment

The Saft Group comprises five segments:

- The **Specialty Battery Group (SBG)** division, which manufactures batteries for applications including water, gas and electricity utility meters, automated meter readers and road tolling systems, computer memory backup systems, satellites, radios and other portable systems for military use, missiles, and torpedoes.

- The **Industrial Battery Group (IBG)** division, which manufactures batteries used for standby power supplies for industrial applications, telecommunications networks and the aviation and rail industries.

- The **Rechargeable Battery Systems (RBS)** division, which manufactures a specialised range of rechargeable batteries used in emergency lighting and professional electronics.

- The **Johnson Controls-Saft (JCS)** division, which is specialised in the development, production and selling of advanced technology batteries for hybrid and electric vehicles.

- The **Other** segment comprises the Group's holding companies. It also includes central functions such as IT, research and central management, finance and administration.

Segment performance is measured by reference to operating profit.

The tables below show information for the four main operating divisions, and for the "Other" segment.

Year ended 31/12/2007

in € million	IBG	RBS	SBG	JCS	Other	Total
Total segment revenues	350.4	110.4	297.9	-	-	758.7
Intra segment revenues	(68.0)	(27.0)	(63.2)	-	-	(158.2)
Consolidated revenues	**282.4**	**83.4**	**234.7**	-	-	**600.5**
Operating profit	34.8	(0.2)	38.0	-	(3.5)	69.1
Share of profit / (loss) of associates	-	-	0.6	(8.2)	-	(7.6)
Operating profit is stated after charging / crediting the following :						
Depreciation of property, plant & equipment	(6.3)	(2.2)	(7.6)	-	(0.4)	(16.5)
Impairment of tangible / intangible assets	-	(0.2)	-	-	-	(0.2)
Amortisation of intangible assets	(4.1)	(0.7)	(6.1)	-	(0.1)	(11.0)
Provisions for restructuring	0.2	0.2	0.4	-	-	0.8
Other operating income/ (expenses)	-	(0.1)	(0.3)	-	0.3	(0.1)

Year ended 31/12/2006

in € million	IBG	RBS	SBG	JCS	Other	Total
Total segment revenues	284.9	102.4	300.3	-	-	687.6
Intra segment revenues	(46.2)	(21.4)	(59.8)	-	-	(127.4)
Consolidated revenues	**238.7**	**81.0**	**240.5**	-	-	**560.2**
Operating profit	44.0	(9.3)	42.1	16.1	(8.0)	84.9
Share of profit / (loss) of associates	-	-	0.3	(4.4)	-	(4.1)
Operating profit is stated after charging / crediting the following :						
Depreciation of property, plant & equipment	(5.2)	(2.2)	(7.4)	-	(0.6)	(15.4)
Amortisation of intangible assets	(3.7)	(0.7)	(5.6)	-	(0.3)	(10.3)
Provisions for restructuring	0.2	(0.4)	(0.4)	-	-	(0.6)
Other operating income / (expenses)	(0.2)	(0.3)	(0.4)	16.1	(3.2)	12.0

Year ended 31/12/2007

in € million	IBG	RBS	SBG	JCS	Other	Total
Total assets	184.1	77.6	296.7	1.8	202.0	762.2
Total liabilities	53.8	22.4	97.2	1.7	460.2	635.3
Acquisitions of property, plant & equipment and intangible assets and capitalisation of development costs	(6.3)	(3.3)	(14.2)	-	(0.7)	(24.5)

Year ended 31/12/2006

in € million	IBG	RBS	SBG	JCS	Other	Total
Total assets	184.6	70.5	296.9	11.1	213.1	776.2
Total liabilities	52.0	22.6	83.2	4.2	506.9	668.9
Acquisitions of property, plant & equipment and intangible assets and capitalisation of development costs	(9.7)	(2.4)	(15.3)	-	(0.6)	(28.0)

b) Information by geographical segment

- Consolidated revenues by geographical segment:

in € million	Year ended 31/12/2007	Year ended 31/12/2006
Europe	302.9	288.1
North America	198.6	183.3
Asia/Oceania	54.8	53.3
Middle East and Africa	39.5	32.8
South America	4.7	2.4
Other	-	0.3
Total	**600.5**	**560.2**

Revenues are allocated according to the geographical location of the customer.

- Total assets:

in € million	At 31/12/2007	At 31/12/2006
Europe	601.7	604.8
North America	116.2	128.2
Asia/Oceania	16.9	9.8
Middle East and Africa	27.4	33.4
South America	-	-
Other	-	-
Total	**762.2**	**776.2**

Assets are allocated according to the geographical location of the asset.

- Acquisitions of property, plant and equipment and intangible assets including capitalisation of development costs.

in € million	Year ended 31/12/2007	Year ended 31/12/2006
Europe	(16.4)	(16.3)
North America	(6.2)	(7.0)
Asia/Oceania	(0.2)	(2.0)
Middle East and Africa	(1.7)	(2.7)
South America	-	-
Other	-	-
Total	**(24.5)**	**(28.0)**

Acquisitions of property, plant and equipment and intangible assets are allocated according to the geographical location of the asset.

Note 7. Property, plant and equipment, net

The table below shows movements in the carrying amount of property, plant and equipment:

in € million	Land	Buildings	Technical installations, plant and tooling	Assets under construction	Other property, plant and equipment	Total
Carrying amount at 01/01/06	**9.0**	**25.1**	**62.7**	**6.0**	**6.3**	**109.1**
Newly consolidated entities	-	-	0.2	-	-	0.2
Acquisitions	-	0.7	13.2	6.5	1.1	21.5
Disposals	(0.4)	(0.1)	(0.6)	-	(0.1)	(1.2)
Depreciation	-	(2.4)	(12.1)	-	(0.9)	(15.4)
Translation adjustment	-	(0.3)	(2.1)	(0.1)	(0.1)	(2.6)
Transfers	-	0.2	6.4	(7.4)	0.5	(0.3)
Carrying amount at 31/12/06	**8.6**	**23.2**	**67.7**	**5.0**	**6.8**	**111.3**
At 31/12/2006						
Gross value	8.6	40.5	154.0	5.0	13.2	221.3
Accumulated depreciation	-	(17.3)	(86.3)	-	(6.4)	(110.0)
Carrying amount	**8.6**	**23.2**	**67.7**	**5.0**	**6.8**	**111.3**
Carrying amount at 01/01/07	**8.6**	**23.2**	**67.7**	**5.0**	**6.8**	**111.3**
Acquisitions	0.5	1.2	7.5	7.9	0.9	18.0
Disposals	-	-	(0.4)	-	(0.1)	(0.5)
Depreciation	-	(1.8)	(13.3)	-	(1.4)	(16.5)
Translation adjustment	(0.1)	(0.6)	(2.9)	(0.2)	(0.1)	(3.9)
Transfers	-	0.8	3.8	(4.8)	0.2	-
Carrying amount at 31/12/07	**9.0**	**22.8**	**62.4**	**7.9**	**6.3**	**108.4**
At 31/12/2007						
Gross value	9.0	40.8	155.3	7.9	13.9	226.9
Accumulated depreciation	-	(18.0)	(92.9)	-	(7.6)	(118.5)
Carrying amount	**9.0**	**22.8**	**62.4**	**7.9**	**6.3**	**108.4**

Property, plant and equipment financed under finance leases or long-term lease contracts represented a carrying amount of €3.3 million as of December 31, 2006 and 2007, and is primarily located at the Nersac plant in France. These assets are included in "Other property, plant and equipment" in the table above.

The carrying amount of investment properties was €0.5 million as of December 31, 2006 and €0.4 million as of December 31, 2007 (gross value of €2.7 million less accumulated depreciation of €2.3 million). Investment properties are included in "Other property, plant and equipment" in the table above.

Note 8. Goodwill

In January 2004, the Alcatel group sold its battery activities to the Doughty Hanson funds. During the same period, the Group's operational companies were transferred to the holding companies.

The acquisition price paid by the Doughty Hanson Funds for the operating entities of the Group was allocated in part to the assets and liabilities transferred, measured at January 14, 2004 at fair value based on an independent expert's valuation. This remeasurement compared with the carrying amounts in the consolidated balance sheet of the year ended December 31, 2004 related to:

- Intangible assets (€201 million). Intangible assets, primarily consisting of brand names, research and development projects and customer relationships by product line;
- Property, plant and equipment (€24 million). The estimated useful lives of these assets were also reviewed.

The residual unallocated acquisition value, amounting to €117.1 million, was recognised as goodwill.

The goodwill in the financial statements is the residual amount after allocating a portion of the purchase price to intangible assets, property, plant and equipment and inventories.

The table below shows movements in goodwill:

en € million	2005	2006	2007
Carrying amount at 1st January	**108.1**	**119.2**	**111.5**
Newly consolidated entities	-	0.8	-
Impairment	-	-	-
Translation adjustment	11.1	(8.5)	(8.0)
Carrying amount at 31st December	**119.2**	**111.5**	**103.5**

Goodwill is allocated to the cash generating unit to which it relates.

At 31/12/2007 : in € million	**IBG**	**RBS**	**SBG**	**Total**
Europe	20.2	-	14.7	34.9
North America	39.2	-	28.6	67.8
Asia/Oceania	0.8	-	-	0.8
Middle East and Africa	-	-	-	-
South America	-	-	-	-
	60.2	-	**43.3**	**103.5**

At 31/12/2006 : in € million	**IBG**	**RBS**	**SBG**	**Total**
Europe	20.2	-	14.7	34.9
North America	43.9	-	31.9	75.8
Asia/Oceania	0.8	-	-	0.8
Middle East and Africa	-	-	-	-
South America	-	-	-	-
	64.9	-	**46.6**	**111.5**

Note 9. Intangible assets, net

The table below shows movements in the carrying amount of intangible assets:

in € million	Software	Brand names	Development costs	Other intangible assets	Total
Carrying amount at 01/01/2006	**0.2**	**125.8**	**11.7**	**115.1**	**252.8**
Acquisitions	0.1	-	6.3	0.1	6.5
Disposals	-	-	(0.9)	-	(0.9)
Depreciation	(0.3)	-	(0.9)	(9.1)	(10.3)
Translation adjustment	-	-	(0.4)	-	(0.4)
Transfers	0.1	-	-	-	0.1
Impairment	-	-	(0.1)	-	(0.1)
Carrying amount at 31/12/2006	**0.1**	**125.8**	**15.7**	**106.1**	**247.7**
At 31/12/2006					
Gross value	3.2	125.8	17.3	134.4	280.7
Accumulated depreciation	(3.1)	-	(1.6)	(28.3)	(33.0)
Carrying amount	**0.1**	**125.8**	**15.7**	**106.1**	**247.7**
Carrying amount at 01/01/2007	**0.1**	**125.8**	**15.7**	**106.1**	**247.7**
Acquisitions	0.2	-	6.3	-	6.5
Disposals	-	-	-	-	-
Depreciation	(0.2)	-	(1.7)	(9.1)	(11.0)
Translation adjustment	-	-	(0.8)	-	(0.8)
Transfers	-	-	-	-	-
Impairment	-	-	(0.2)	-	(0.2)
Carrying amount at 31/12/2007	**0.1**	**125.8**	**19.3**	**97.0**	**242.2**
At 31/12/2007					
Gross value	3.4	125.8	22.8	134.4	286.4
Accumulated depreciation	(3.3)	-	(3.5)	(37.4)	(44.2)
Carrying amount	**0.1**	**125.8**	**19.3**	**97.0**	**242.2**

Amortisation of intangible assets is recorded under cost of sales in the income statement.

Note 10. Investments in related undertakings

Unicontal has been excluded from the scope of consolidation on the grounds of immateriality. This company, which is a *société anonyme* organised under French law, has a share capital of €38,234 and is 99.7% owned by Saft SA. The cost of the investment is €379,217.

Note 11. Financial receivables

Financial receivables break down as follows:

in € million	At 31/12/2007	At 31/12/2006
Share of EIGs	0.1	0.1
Security deposits	2.1	2.2
	2.2	**2.3**

Note 12. Inventories

Inventories break down as follows:

in € million	At 31/12/2007	At 31/12/2006
Raw materials and bought-in goods		
- Gross value	38.6	32.7
- Impairment	(4.5)	(4.0)
- Carrying amount	34.1	28.7
Industrial work in process		
- Gross value	29.0	29.1
- Impairment	(1.9)	(2.6)
- Carrying amount	27.1	26.5
Finished goods (at cost)		
- Gross value	18.7	17.7
- Impairment	(1.4)	(1.6)
- Carrying amount	17.3	16.1
Total inventories	**78.5**	**71.3**

All inventories are classified as current assets.

Note 13. Trade and other receivables

Trade and other receivables comprise the following:

in € million	At 31/12/2007	At 31/12/2006
Trade receivables - gross value	132.0	117.1
Trade receivables - impairment	(2.9)	(3.0)
Trade receivables - carrying amount	**129.1**	**114.1**
Long-term contract receivables	5.5	4.6
Income taxes recoverable	8.8	6.6
Other taxes and duties	7.3	6.4
Prepaid expenses	4.6	2.2
Amounts due from employees	0.4	-
Advance payments	0.7	1.7
Other	0.3	0.9
	156.7	**136.5**

All these receivables fall due within less than one year.

Note 14. Derivative financial instruments

Derivative financial instruments break down as follows:

	At 31/12/2007		At 31/12/2006	
in € million	Assets	Liabilities	Assets	Liabilities
Interest rate derivatives	0.3	0.8	1.7	0.1
Commodity derivatives	-	0.5	0.1	4.1
	0.3	**1.3**	**1.8**	**4.2**

The Group is exposed to the risk of interest rate rises on its senior debt, which was contracted at floating rates. To protect itself against this exposure, Saft has contracted a succession of interest rate derivatives to coincide with each refinancing of the debt.

The interest rate derivatives balances as at December 31, 2006 in the above table relate to an interest rate swap contracted on July 22, 2005. In application of the July 5, 2005 financing contract, at least 50% of the total amount borrowed was converted to fixed rate for the first two years. The swap gave a fixed rate of 2.295% per year on euro-denominated debt of €51.8 million, and of 3.95% per year on US dollar-denominated debt of $250 million, and expired on July 5, 2007. The hedging relationship in respect of this swap was documented as required under IAS 39. Changes in the market value of this swap were recognised through shareholders' equity as they met the criteria under IAS 39 for this treatment.

The interest rate derivatives balances as at December 31, 2007 in the above table relate to the interest rate caps and collars described in note 3.

Commodity derivatives relate solely to nickel.

Note 15. Cash and cash equivalents

Cash and cash equivalents comprise the following:

in € million	At 31/12/2007	At 31/12/2006
Cash equivalents	2.2	8.4
Cash	40.3	51.5
Other	(0.2)	1.7
	42.3	**61.6**

Note 16. Shareholders' equity

a) Share capital and share premium

At December 31, 2007, there were 18,514,086 ordinary shares of Saft Groupe SA.

b) Statement of changes in consolidated shareholders' equity

Changes in shareholders' equity between January 1, 2006 and December 31, 2007 are as follows:

in € million	Attributable to equity holders of the company			Minority interest	Shareholders' equity
	Share capital	Share premium	Consolidated reserves and retained earnings		
Balance at 01/01/2006	**18.5**	**15.5**	**39.0**	**-**	**73.0**
Net income previous year	-	(6.1)	6.1	-	-
Employee stock option scheme (value of employees services)	-	-	1.1	-	1.1
Dividend to be paid	-	(12.0)	-	-	(12.0)
Treasury shares	-	-	(0.6)	-	(0.6)
Aquisition AMCO- Saft India Ltd	-	-	-	0.8	0.8
Net income/(expenses) recognised directly in equity*	-	-	(1.7)	(0.1)	(1.8)
Net income for the year	-	-	46.9	-	46.9
Balance at 31/12/2006	**18.5**	**(2.6)**	**90.8**	**0.7**	**107.4**
Employee stock option scheme (value of employees services)	-	-	1.5	-	1.5
Dividend to be paid	-	(12.5)	-	-	(12.5)
Treasury shares	-	-	(0.1)	-	(0.1)
Net Income/(expenses) recognised directly in equity*	-	-	3.6	0.1	3.7
Net income for the year	-	-	26.9	-	26.9
Balance at 31/12/2007	**18.5**	**(15.1)**	**122.7**	**0.8**	**126.9**

(*) See the consolidated statement of income and expenses recognised in the period

Note 17. Debt

Changes in Group debt

a) For the year ended December 31, 2006

As at January 1, 2006, Saft had floating-rate financing (resulting from a refinancing undertaken on July 5, 2005) of €167m of euro-denominated bank debt (Facility A) and $270m of US dollar-denominated bank debt (Facility B) with the first repayments due in January 2008.

An interest swap put in place at July 22, 2005 was effective throughout 2006 as follows:

- a fixed rate of 2.295% on euro-denominated senior debt of €51.8 million;
- a fixed rate of 3.95% on dollar-denominated senior debt of $250 million.

Average interest rates on senior debt in 2006 were:

- 3.423% on euro-denominated senior debt;
- 4.725% on dollar-denominated senior debt.

On November 30, 2006, the Group repaid early the instalments of €9m and $14m due in 2008. The next contractual repayments are therefore not now due until January 2009. Bank debt at December 31, 2006 therefore comprised €158m (Facility A) and $256m (Facility B), less capitalised bank fees of €0.8m and $1.0m.

b) For the year ended December 31, 2007

There were no changes to bank debt during 2007. Bank debt at December 31, 2007 therefore comprised €158m (Facility A) and $256m (Facility B), less capitalised bank fees of €0.8m and $1.0m.

This swap referred to above expired on July 5, 2007.

To protect the Group against a significant increase in interest rates, two derivatives were contracted on March 14, 2007, both applying through to 5 July 2010:

- a "COLLAR" in respect of $210m, at no cost, with a US LIBOR ceiling of 6.0% and floor of 3.145%;
- a "CAP" in respect of €130m, at a cost of €96,000, with a EURIBOR ceiling of 5.0%.

Average interest rates on senior debt in 2007 were:

- 4.495% on euro denominated senior debt ;
- 5.324% on dollar denominated senior debt.

Breakdown of debt at December 31, 2007 and December 31, 2006:

a) Breakdown of debt by type

in € million	At 31/12/2007	At 31/12/2006
Non-current		
Senior debt - Facility A	157.2	156.9
Senior debt - Facility B	173.2	193.3
Other debt	0.3	0.3
Finance leases	1.7	1.9
	332.4	**352.4**
Current		
Senior debt - Facility A	-	-
Senior debt - Facility B	-	-
Accrued interest payable	7.6	9.6
Finance leases	0.1	0.2
	7.7	**9.8**

b) **Breakdown by maturity**

in € million	At 31/12/2007	At 31/12/2006
Between 1 and 2 years	19.0	0.3
Between 3 and 5 years	314.2	353.1
More than 5 years	0.7	1.1
	333.9	**354.5**
Capitalised arrangement fees	(1.5)	(2.1)
	332.4	**352.4**

c) **Breakdown of debt by currency**

in € million	At 31/12/2007	At 31/12/2006
Euro	163.4	163.6
US dollar	178.2	200.7
	341.6	**364.3**
Capitalised arrangement fees	(1.5)	(2.1)
	340.1	**362.2**

At December 31, 2007 and 2006, as the debt is at floating rate, its fair value is the same as its carrying value.

Hedge of net investments in foreign entities - A portion of the Group's dollar-denominated debt contracted in the refinancing on July 5, 2005 has been designated as a hedge of the net investments in the Group's American and Israeli subsidiaries. The positive translation adjustment of €5.5 million arising on the translation of this debt into euros at the balance sheet date has been recognised in fair value reserves in shareholders' equity for an amount of €3.9 million net of tax.

Note 18. Other non-current liabilities

Under the acquisition agreement between the Doughty Hanson Funds and Alcatel, Saft Finance Sarl entered into a commitment to pay half of the cash and cash equivalents held by ASB as of the completion date of the sale of Saft by Alcatel to the Doughty Hanson Funds (i.e. €4.2 million), as soon as this amount becomes distributable by agreement with EADS (which holds 50% of ASB).

Because this qualifies as a probable payment under IFRS 3, the residual amount of this obligation (i.e. €3.3 million), is discounted to €2.6 million and recognised as a non-current liability.

Note 19. Income taxes

a) **Breakdown of income tax expense**

in € million	At 31/12/2007	At 31/12/2006
Current tax expense	(7.9)	(12.3)
Net deferred tax expense	(3.4)	(9.6)
Income tax expense recognised in income statement	**(11.3)**	**(21.9)**

b) Tax proof

The tax on the Group's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows:

in € million	At 31/12/2007	At 31/12/2006
Profit before tax (equity basis included)	**38.2**	**68.8**
Notional tax charge (based on the French tax rate of 34.18%)	(13.1)	(23.5)
Impact of differences in tax rates between France and other countries	0.1	(0.7)
Decrease of income tax in Israel	-	1.0
Permanent differences including research tax credit	0.5	1.2
Effect of change in tax rate	-	-
Use of prior losses for which no deferred tax asset was recognised in prior years	1.6	0.7
Tax losses for the year on which no deferred tax asset was recognised	(0.4)	(0.6)
Income tax expense recognised in income statement	**(11.3)**	**(21.9)**
Effective tax rate	29.6%	31.8%

c) Deferred taxes recognised in the balance sheet

in € million	At 31/12/2007	At 31/12/2006
Deferred tax assets to be recovered after more than 12 months	5.7	8.5
Deferred tax assets to be recovered within 12 months	4.8	2.1
	10.5	**10.6**
Deferred tax liabilities to be paid after more than 12 months	(50.7)	(51.0)
Deferred tax liabilities to be paid within 12 months	(17.8)	(12.7)
	(68.5)	**(63.7)**

Movements in net deferred tax are shown in the table below:

in € million	
At 01/01/2006	**(39.4)**
Newly consolidated entities	0.1
Deferred tax expense recognised in income statement	(9.6)
Deferred tax expense recognised in equity	(0.9)
Translation adjustment	(3.3)
At 31/12/2006	**(53.1)**
Deferred tax expense recognised in income statement	(3.5)
Deferred tax income recognised in equity	0.8
Translation adjustment	(2.2)
At 31/12/2007	**(58.0)**

The sources of deferred tax liabilities are as follows:

in € million	Fair value adjustments (acquisition)	Depreciation of assets	Temporary differences	Total deferred tax liabilities
At 01/01/2006	**(46.4)**	**(6.3)**	**(4.0)**	**(56.7)**
Deferred tax income / (expense) recognised in income statement	2.1	(1.6)	(3.4)	(2.9)
Deferred tax income / (expense) recognised in equity	-	-	(0.8)	(0.8)
Translation adjustment	(3.7)	-	0.4	(3.3)
At 31/12/2006	**(48.0)**	**(7.9)**	**(7.8)**	**(63.7)**
Deferred tax income / (expense) recognised in income statement	(0.4)	(1.7)	(1.2)	(3.3)
Deferred tax income / (expense) recognised in equity	-	-	0.6	0.6
Translation adjustment	(2.1)	-	-	(2.1)
At 31/12/2007	**(50.5)**	**(9.6)**	**(8.4)**	**(68.5)**

The sources of deferred tax assets are as follows:

in € million	Fair value adjustments (acquisition)	Elimination of internal margin on inventory	Temporary differences	Total deferred tax assets
At 01/01/2006	**3.1**	**1.2**	**13.0**	**17.3**
Deferred tax income / (expense) recognised in income statement	(0.2)	(0.4)	(6.1)	(6.7)
Deferred tax income / (expense) recognised in equity	-	-	-	-
Translation adjustment	-	-	-	-
At 31/12/2006	**2.9**	**0.8**	**6.9**	**10.6**
Deferred tax income / (expense) recognised in income statement	(0.4)	0.2	-	(0.2)
Deferred tax income / (expense) recognised in equity	-	-	0.2	0.2
Translation adjustment	-	-	(0.1)	(0.1)
At 31/12/2007	**2.5**	**1.0**	**7.0**	**10.5**

At December 31, 2007, unrecognised deferred tax assets amount (taxable basis amounts) to £1.4 million for Saft Ltd in Great-Britain, €18.0 million for Friemann & Wolf Batterietechnik GmbH in Germany and €8.8 million for Saft Groupe SA in France.

Note 20. Pensions and other long-term employee benefits

Provisions for pensions and other long-term employee benefits comprise:

- pensions and retirement benefits;
- other long-term employee benefits (long-service benefits, early retirement plans, etc).

in € million	At 31/12/2007	At 31/12/2006
Obligations recognised in the balance sheet:		
- pensions and retirement benefits	9.7	11.4
- other long-term employee benefits	3.8	4.2
	13.5	**15.6**

a) Pensions and retirement benefits

Balance sheet provision

Changes in defined benefit plan obligations and in the fair value of plan assets are as follows:

in € million	**Pensions and retirement benefits:** 31/12/2007	31/12/2006
Valuation of the obligation :		
Total present value of obligation at start of year	18.4	19.3
Cost of services rendered in the year	0.7	0.8
Interest expense	0.8	0.8
Restructuring	(0.2)	(0.9)
Actuarial losses/(gains)	(1.6)	(0.8)
Benefits paid	(1.0)	(0.8)
Total present value of obligation at end of year	**17.1**	**18.4**
Of which: partly or fully funded plans	13.5	14.5
Of which: unfunded plans	3.6	3.9
Plan assets :		
Market value of plan assets at start of year	7.0	6.7
Actual return on plan assets	0.3	0.3
Contributions	0.3	-
Benefits paid	(0.2)	-
Fair value of plan assets at end of year	**7.4**	**7.0**
Provision recognised in the balance sheet	**9.7**	**11.4**

The table below sets out a breakdown of pension expense for the year :

in € million	31/12/2007	31/12/2006
Cost of services rendered in the year	0.7	0.8
Interest expense	0.8	0.8
Expected return on plan assets	(0.3)	(0.3)
Other	(0.2)	(0.1)
Net expense for the year	**1.0**	**1.2**

Changes in the provision recognised in the balance sheet are as follows:

in € million	31/12/2007	31/12/2006
Total provision at start of year	(11.4)	(12.7)
Restructuring	-	0.9
Net expense for the year	(1.0)	(1.2)
Contributions/benefits paid	1.1	0.8
Amount recognised in the consolidated statement of income and expenses (actuarial gains and losses)	1.6	0.8
Total provision at end of year	**(9.7)**	**(11.4)**

Differences between actual and expected figures were as follows:

	2007
Differences between actual and expected changes in obligations	(0.2)
Total present value of obligation at end of year	(17.1)
Difference between actual and expected returns on assets	-
Fair value of plan assets at end of year	7.4

Actuarial assumptions

The basic assumptions used in actuarial calculations under defined-benefit pension and retirement benefit plans take account of conditions in each country, while specific assumptions (staff turnover and salary inflation) are calculated separately for each company.

In France, at December 31, 2007, retirement benefits are measured on the main assumption of retirement taking place at the employee's initiative, with payment of retirement benefits subject to social security expenses.

The table below shows the rates used in each geographical area in 2007:

	Discount rate	Long-term salary inflation rate	Long-term return on plan assets
France	5.0%	3.0%	3.9%
Germany	5.0-5.2% (function of the duration)	2.25%	4.0%
Norway	4.84-5.2% (function of the duration)	3.0%	6.0%
Italy	5.0%	3.5%	5.5%

The discount rates used are obtained by reference to the yield on high-quality bonds with a term equivalent to that of the plan being measured.

The return on plan assets depends on the composition of the portfolio, the term of the assets, and the expected future performance.

French plan assets are invested in an insurance contract. The Group does not expect to make contributions in 2008.

b) Other long-term employee benefits

Provisions for other long-term employee benefit plans amounted to €3.8 million at December 31, 2007 (€4.2 million at December 31, 2006).

These plans mainly comprise long-service awards payable in France, Singapore and the Czech Republic, plus a long-service paid leave entitlement scheme in Australia.

c) Defined-contribution plans

The Group has no obligation beyond the contributions paid, which are recognised as an expense. The amount of contributions recognised in expenses in respect of the Group's own plans (excluding legal plans such as those linked to social security) was €1.8 million in 2007 and €1.8 million in 2006.

Note 21. Provisions for other liabilities and charges

in € million	Provisions for contractual claims	Provisions for restructuring	Other provisions	Total
At 01/01/2006	**50.1**	**8.5**	**14.4**	**73.0**
Charges in year	8.5	0.4	0.7	9.6
Releases of provisions on use	(4.2)	(2.4)	(0.4)	(7.0)
Releases of unused provisions	(8.6)	(0.4)	(0.4)	(9.4)
Transfers	(0.4)	(0.1)	0.2	(0.3)
Translation adjustments	(2.1)	(0.1)	(0.9)	(3.1)
Adjustment to discount rate	0.1	-	0.2	0.3
At 31/12/2006	**43.4**	**5.9**	**13.8**	**63.1**
At 01/01/2007	**43.4**	**5.9**	**13.8**	**63.1**
Charges in year	6.5	-	0.6	7.1
Releases of provisions on use	(5.7)	(2.3)	-	(8.0)
Releases of unused provisions	(6.6)	(0.6)	(1.4)	(8.6)
Transfers	0.1	(0.1)	0.3	0.3
Translation adjustments	(2.0)	(0.1)	(0.9)	(3.0)
Adjustment to discount rate	0.1	-	(0.1)	-
At 31/12/2007	**35.8**	**2.8**	**12.3**	**50.9**

in € million	At 31/12/2007	At 31/12/2006
Non-current	37.5	45.0
Current	13.4	18.1
	50.9	**63.1**

a) Provisions for contractual claims

Provisions for contractual claims include provisions for product warranties and certain specific risks. At December 31, 2007, provisions for contractual claims break down as follows:

in € million	At 31/12/2007	At 31/12/2006
Provisions for warranties	29.8	36.4
Provisions for penalties	-	0.1
Provisions for litigation	1.3	1.3
Provisions for losses on long-term contracts	0.2	0.1
Other provisions	4.5	5.5
	35.8	**43.4**

At December 31, 2007, provisions for contractual claims in the IBG division included:

- a €2.4 million provision relating to Ni-Cd batteries for electric vehicles (€4.6 million in 2006). Analysis of 2007 returns of batteries for electrical vehicles confirmed a significant decrease in the rate of return on recently produced batteries (those produced since 2002). The resulting revision of the rate of return expected in future years led to a release of €1.2 million from this provision;
- a €3.1 million provision for end-of-life recycling costs for batteries returned to Saft (€3.7 million in 2006);
- a €1.0 million provision for a warranty relating to the BESS contract in Alaska. (€0.8 million in 2006);
- a €2.3 million provision relating to Ni-Cd batteries for stationary telecom activities (€2.9million in 2006).

At December 31, 2007, provisions for contractual claims in the SBG division related mainly to:

- a €5.9 million provision for guarantees given to the American government in respect of batteries for military applications (€7.2 million in 2006) ;
- a €2.3 million provision for customers of Tadiran Batteries Ltd in Israel (€2.5 million in 2006).

At December 31, 2007, provisions for contractual claims in the RBS division include €1.5 million for the replacement of defective batteries (€2.2 million in 2006).

b) Provisions for restructuring

At December 31, 2007, provisions for restructuring are mainly in respect of:

- Friwo for €0.5 million (€1.2 million in 2006). Part of the business of Friwo (acquired in 2003), has been transferred to a location near to Frankfurt. The remaining provision is mainly for the demolition of the company's previous production site in Duisburg;
- a provision for battery recycling costs of €1.6 million relating to a Brazilian business which was sold in 2001 (€1.8 million at December 31, 2006);
- a provision of €0.3 million relating to the production site at Nersac, which amounted to €2.3 million at December 31, 2006.

c) Other provisions

At December 31, 2007, other provisions included €6.3 million for decontamination costs at the Valdosta site in the United States (€7.4 million at December 31, 2006) and €3.6 million for long-service awards in France (€4.1 million in 2006).

Note 22. Trade and other payables

This item breaks down as follows:

in € million	At 31/12/2007	At 31/12/2006
Trade payables	78.5	71.0
Prepayments on long-term contracts	2.4	4.1
Accrued expenses and other liabilities	12.1	15.0
Tax liabilities (other than income taxes) and employee-related liabilities	40.9	40.7
Other prepayments received from customers	16.9	16.9
Other liabilities	2.3	3.1
	153.1	**150.8**

Note 23. Expenses by type

The table below gives a breakdown of depreciation, amortisation, impairment, personnel expenses and other items charged in arriving at operating profit:

in € million	At 31/12/2007	At 31/12/2006
Depreciation, amortisation and impairment	(27.7)	(25.8)
Salaries and social security charges	(170.4)	(168.9)
Other	(333.3)	(280.6)
	(531.4)	**(475.3)**

"Other" items mainly comprise the purchase cost of raw materials, and selling expenses (freight, packaging and sales commissions).

The items shown in the table above are allocated to the following captions in the income statement:

in € million	At 31/12/2007	At 31/12/2006
Cost of sales	(443.8)	(395.7)
Distribution and selling expenses	(30.8)	(32.8)
Administrative expenses	(40.5)	(40.9)
Research and development expenses	(17.0)	(17.3)
Restructuring expenses	0.8	(0.6)
Other operating income/expenses	(0.1)	12.0
	(531.4)	**(475.3)**

Note 24. Restructuring expenses

Restructuring expenses break down as follows:

in € million	At 31/12/2007	At 31/12/2006
Restructuring: Germany	0.4	(0.4)
Restructuring: France	0.2	(0.4)
Provision for recycling costs in Brazil	0.2	0.2
	0.8	**(0.6)**

Note 25. Other operating income and expenses

Other operating income and expenses comprise:

in € million	At 31/12/2007	At 31/12/2006
Loss on commodity hedging contracts	(1.5)	(5.3)
Research tax credit	1.9	2.4
Creation of JCS	-	14.9
Losses on disposals of non-current assets	(0.3)	-
Other income/expenses	(0.2)	-
	(0.1)	**12.0**

In its French business, the Saft Group benefits from a research tax credit calculated on the basis of its research expenses. The benefit, recognised in "Other income", amounts to €1.9 million for the year ended December 31, 2007.

At December 31, 2006, included in "Other income", is a net non-recurring profit of €14.9 million arising from the creation of the JV Johnson Controls-Saft. This represents Saft's portion of the gain on assets contributed to the joint venture.

Note 26. Financial costs-net

Net financial expense breaks down as follows:

in € million	At 31/12/2007	At 31/12/2006
Financial income from cash and cash equivalents	1.5	1.8
Finance costs on gross debt	(17.9)	(16.6)
Other financial income and expenses:		
- Unwinding of discounts on provisions	(1.3)	(1.3)
- Fair value remeasurement of financial instruments	0.6	0.1
- Foreign exchange gains / (losses)	(6.2)	4.0
	(23.3)	**(12.0)**

Foreign exchange gains / (losses) in December 2006 and 2007 principally comprise foreign exchange differences on the euro-denominated debt held by the Group's subsidiaries in Sweden and the Czech Republic.

Note 27. Earnings per share

Earnings per share for the year ended December 31, 2007 is calculated on the basis of the actual number of Saft Groupe SA shares in issue as of that date (18,453,199),,treasury shares being deducted (December 31, 2006:18,487,984).

There were no potentially dilutive equity instruments at December 31, 2006 and 2007 (see also note 34).

Note 28. Cash flow from operations

Cash flow from operations is broken down as follows:

in € million	At 31/12/2007	At 31/12/2006
Profit for the year	**26.9**	**46.9**
Adjustments :		
- Earning of equity basis companies (net of dividends received)	7.7	4.4
- Tax	11.3	21.9
- Intangible assets amortisation	11.0	10.3
- Fixed assets depreciation	16.5	15.4
- Assets impairment	0.2	0.1
- Employee shares offering & stock option plans	1.5	1.1
- Finance costs-net	23.3	12.0
- Loss / (gain) on commodity hedging contracts	(4.1)	5.3
- Net profit on creation of JCS	-	(14.9)
- Other variable cost/income – lease part	(0.2)	(0.2)
- Net movements in provisions	(9.7)	(7.9)
- Net loss on disposal of non-current assets	0.3	-
Changes in working capital (excluding the effects of changes in scope of consolidation and exchange differences on consolidation)		
- Inventories	(10.9)	(6.8)
- Trade and other receivables	(24.5)	(14.6)
- Trade and other payables	3.9	10.0
Cash flow from operations	**53.2**	**83.0**

Note 29. Investments in joint undertakings

The Group holds a 50% interest in the capital of ASB, a joint subsidiary with EADS, and an indirect 50% interest in the capital of MSB and ATB, companies 100% owned by ASB. The ASB sub-group is consolidated under the equity method. The Group also holds 49% of the capital of JCS, a joint venture with Johnson Controls, which was created during 2006.

The Group's share of the balance sheets of the ASB Group and Johnson Controls-Saft (none of which are listed on a stock market) is as follows:

	At 31/12/2007		At 31/12/2006	
in € million	JCS	ASB Group (ASB-MSB-ATB)	JCS	ASB Group (ASB-MSB-ATB)
Non-current assets	5.9	7.6	4.7	5.8
Current assets	12.3	8.8	9.6	8.7
	18.2	**16.4**	**14.3**	**14.5**
Non-current liabilities	-	-	-	0.9
Current liabilities	11.5	5.9	3.2	3.5
	11.5	**5.9**	**3.2**	**4.4**
Net assets	**6.7**	**10.5**	**11.1**	**10.1**

The Group's share of the income statements of the ASB Group and Johnson Controls-Saft is as follows:

in € million	At 31/12/2007 JCS	At 31/12/2007 ASB Group (ASB-MSB-ATB)	At 31/12/2006 JCS	At 31/12/2006 ASB Group (ASB-MSB-ATB)
Revenues	2.6	10.8	0.9	8.3
Cost of sales	(0.8)	(7.8)	(0.1)	(6.3)
Operating expenses	(10.0)	(1.9)	(5.2)	(1.9)
Financial income and expenses	-	0.1	-	0.1
Income tax expense	-	(0.6)	-	0.1
Net income for the year	**(8.2)**	**0.6**	**(4.4)**	**0.3**

Note 30. Contractual obligations and off balance sheet commitments

Off balance sheet commitments are summarised in the table below:

in € million	At 31/12/2007	At 31/12/2006
Tender guarantees	0.4	0.3
Customer prepayment guarantees	3.0	2.8
Contract guarantees	7.7	7.1
Unmatured discounted bills & similar items	-	-
Other commitments	5.3	3.8
Sub-total - commitments given	**16.4**	**14.0**

a) Guarantees

Saft has given various guarantees to customers concerning the execution of contracts awarded to the Group (performance bonds, customer prepayment guarantees, refunds, etc.). The total amount of such commitments at December 31, 2007 was €16.4 million. This represents the maximum potential amount (undiscounted) that the Group could be required to pay under these guarantees, and has not been reduced to reflect any sums that the Group might be able to recover through legal proceedings or via counter-guarantees received.

b) Debt and advances secured by collateral

Following the financing at July 5, 2005, no assets were pledged to the lending banks.

Saft has pledged no other assets as collateral, and does not use discounting of bills or receivables as a source of financing.

c) Other commitments

in € million	At 31/12/2007	At 31/12/2006
Unconditional purchase obligations	-	-
Obligations to purchase property, plant and equipment	5.3	6.7
Sub-total - Purchase commitments	**5.3**	**6.7**
Commitments in respect of trade receivables assigned without recourse	-	-
Other commitments	-	-
Total - Other commitments	**5.3**	**6.7**

The Saft Group adopted IAS 32-39 on financial instruments as from January 1st, 2005.

Purchase and sale commitments in respect of commodity or forward foreign currency contracts are recognised in the consolidated balance sheet at December 31, 2006 and December 31, 2007 at fair value.

The Chairman of the Management Board should be entitled to severance pay for termination of his contract of employment, provided the related performance conditions of the Chairman, and those of Saft Group SA, have been achieved. Therefore, this severance pay will be due, provided both following criteria have been fulfilled:

- Payment at least one time in the last three years of at least 20% of the maximal annual bonus depending on the attainment of pre-agreed targets;
- EBIT of Saft Group SA positive during the whole duration of the mandates of the Chairman.

John Searle, Xavier Delacroix and Elizabeth Ledger benefit from a defined contribution supplementary pension scheme. The Group bears all the costs for financing this scheme.

Note 31. Remuneration of members of the Management Board

Remuneration paid to members of the Management Board is broken down as follows:

in euros	**At 31/12/2007**	**At 31/12/2006**
Salaries and other short-term benefits	1 396 663	1 488 728
Post-employment benefits	-	101 845
Other long-term employee benefits	-	-
Share-based payments	Refer to Note 34	

At December 31, 2007, provisions recognised in the Group's balance sheet in respect of pension obligations for members of the Management Board amounted to €0.3 million (€0.5 million at December 31, 2006).

Note 32. Litigation

All litigation identified during the year ended December 31, 2007 has been provided for based on the Company's estimate of the outflow of resources necessary to settle any resulting obligation. The company estimates that no litigation, taken individually, is material.

Note 33. Post balance sheet events

No event has occurred since the balance sheet date which is likely to have a material effect on the financial position of the Group.

Note 34. Share-based payment

Description of existing plans

a) Option Plans

In July 2005, following the initial public offering, the Group put in place a stock option plan for certain employees. This plan will be settled in shares (settlement in equity instruments within the meaning of IFRS 2). The Management Board made two grants under this plan in 2005 and one in 2006.

The main features of these option plans are as follows:

	29/06/2005	28/09/2005	27/11/2006
Number of options granted	421,900	34,500	400,000
Exercise price	€ 26.00	€ 30.50	€ 26.00
Vesting period	4 years	4 years	4 years
Exercise period	10 years	10 years	10 years

b) Share issue reserved for employees

In the context of its initial public offering, the Group offered shares to its employees at a discount of 20% compared with the IPO price. Shares subscribed for by French employees are blocked for 5 years (except in certain cases under French law under which they can be sold) in an employee savings plan.

The main characteristics and the outcome of this offer were as follows:

	29/06/2005
Number of shares subscribed	56,856
Subscription price	€20.80

Changes in the number of options

	Number of options	Average exercise price
Options outstanding at 31/12/05	-	-
Options granted	456,400	€ 26.30
Options cancelled	(14,000)	€ 26.00
Options exercised	-	-
Options outstanding at 31/12/05	442,400	€ 26.40
Of which options exercisable	-	-
Options granted	400,000	€ 26.00
Options cancelled	(23,500)	€ 26.00
Options exercised	-	-
Options outstanding at 31/12/06	818,900	€ 26.19
Of which options exercisable	-	-
Options granted	-	-
Options cancelled	(42,000)	€ 26.32
Options exercised	-	-
Options outstanding at 31/12/07	776,900	€ 26.18

Options outstanding at December 31, 2007 are broken down as follows:

Date of grant	Number of options	Exercise price	Remaining period until expiry
29/06/2005	352,900	26.00 €	7.5 years
28/09/2005	31,500	30.50 €	7.7 years
27/11/2006	392,500	26.00 €	8.9 years

Fair value of instruments granted

The fair values of stock-options are determined by an independent valuer using a binomial model. The assumptions used to determine the fair value of the options are as follows:

Date of grant	29/06/2005	28/09/2005	27/11/2006
Price at date of grant	26.00 €	31.00 €	23.26 €
Exercise price	26.00 €	30.50 €	26.00 €
Expected term	10 years	10 years	7 years
Expected volatility	40%	40%	40%
Risk free rate	3.20%	3.20%	3.73%
Rate of dividend distribution	3.00%	3.00%	2.90%
Fair value	10.40 €	12.53 €	6.08 €

The expected volatility of the share price was determined on the basis of historical volatility for comparable groups.

The fair value of the shares granted in the context of the share issue reserved for employees was determined as the difference between the price at the date of the initial public offering and the price at which the employees subscribed for shares, being €5.20 per share.

Impact on profit and loss of share-based payments

The share-based payment expense recognised in accordance with IFRS 2 is broken down as follows:

In € thousand	2007	2006	2005
Options granted on 29/06/2005	883	969	538
Options granted on 28/09/2005	108	108	28
Share issue reserved for employees	-	-	296
Options granted on 27/11/2006	493	47	-
Total	**1484**	**1124**	**862**

III - STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Year ended 31 December 2007)

SAFT GROUPE S.A.

STATUTORY AUDITORS' REPORT
ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Year ended 31 December 2007)

PricewaterhouseCoopers Audit

63, rue de Villiers
92208 Neuilly-sur-Seine

MOORESTEPHENS SYC
SYC SA
15, rue du Midi
92200 Neuilly-sur-Seine

STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

(Year ended 31 December 2007)

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

Saft Groupe S.A.
12, rue Sadi Carnot
93170 Bagnolet

To the shareholders,

Following our appointment as statutory auditors by the Shareholders' Meeting, we have audited the accompanying consolidated financial statements of **SAFT GROUPE S.A.** for the year ended 31 December 2007.

The consolidated financial statements have been approved by the Management Board. Our role is to express an opinion on these financial statements based on our audit.

I - Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at 31 December 2007 and of the results of its operations for the year then ended in accordance with IFRSs as adopted by the EU.

II - Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code *(Code de commerce)* relating to the justification of our assessments, we bring to your attention the following matters:

The Company tests goodwill and indefinite-lived intangible assets for impairment at each balance sheet date, and also assesses whether there is any indication that non-current assets may be impaired, in accordance with the methods described in Note 2.5. We reviewed the methods used to perform this impairment test as well as the underlying cash flow forecasts and assumptions, and verified that the disclosures contained in said note are appropriate.

The Company records provisions for other liabilities and borrowings, mainly to cover restructuring costs and risks related to warranties given on goods sold (provisions for contractual claims), in accordance with the methods set out in Notes 2.16 and 2.17. As part of our work, we assessed the data and assumptions on which these estimates were based, reviewed the calculations made by the Company, compared the accounting estimates from prior periods with the corresponding actual figures, and examined the management approval procedures applicable to these estimates. As part of our assessments, we obtained assurance that the estimates used were reasonable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the opinion we formed which is expressed in the first part of this report.

III - Specific verification

In accordance with professional standards applicable in France, we have also verified the information given in the Group's management report. We have no matters to report as to its fair presentation and its consistency with the consolidated financial statements.

Neuilly-sur-Seine, 13 March 2008

The Statutory Auditors

PricewaterhouseCoopers Audit	MOORESTEPHENS SYC SYC SA
Bruno TESNIERE	Serge YABLONSKY

IV – FEES PAID TO THE AUDITORS AND MEMBERS OF THEIR NETWORKS BY THE GROUP

Fees paid to the Auditors and members of their networks by the Group

For accounting period: December 31, 2007

In thousand €	PricewaterhouseCoopers Audit				SYC SA-Moore Stephens SYC			
	Amount (HT)		%		Amount (HT)		%	
	N	N-1	N	N-1	N	N-1	N	N-1
Audit								
Statutory audit and contractual audits:	857	885	83,1%	77,4%	130	127	92,5%	92,4%
• Emetteur	160	155	15,5%	13,6%	42	35	29,8%	25,5%
• Integrated subsidiaries	697	730	67,6%	63,8%	88	92	62,7%	66,9%
Other audit related services:	4	5	0,4%	0,4%	11	11	7,5%	7,6%
• Emetteur								
• Integrated subsidiaries	4	5	0,4%	0,4%	11	11	7,5%	7,6%
Sous-total	**861**	**889**	**83,5%**	**77,8%**	**141**	**137**	**100%**	**100%**
Autres prestations								
Juridique et fiscal	170	254	16,5%	22,2%				
Sous-total	**170**	**254**	**16,5%**	**22,2%**				
TOTAL	**1 031**	**1 143**	**100%**	**100%**	**141**	**137**	**100%**	**100%**

V – DECLARATION OF THE PERSON ASSUMING RESPONSIBILITY FOR THE DOCUMENT

- Mr John SEARLE, Chairman of the Management Board

END

STATEMENT BY THE OFFICER

To the best of my knowledge, the information presented in this document fairly reflects the current situation. It includes all the data required by investors to assess the net worth, activities, financial position, earnings and future outlook of SAFT Group. There are no omissions liable to impair its significance.



John SEARLE

END